03016967

RECD S.E.C.
MAR 2 5 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	0000946812
Exact Name of Registrant As Specified In Charter	Registrant CIK Number
Form 8-K dated March 25, 2003	333-43091 ~~No. 333-91334~~
Electronic Report, Schedule or Registration Statement of which the documents are a part (give period of report)	SEC File Number, if available

____
Name of Person Filing the Document (If Other than the Registrant)

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 25, 2003.

BEAR STEARNS ASSET BACKED SECURITIES, INC.
(Registrant)

By: ________________________
Name: Jonathan Lieberman
Title: Senior Managing Director

PROCESSED
MAR 2 6 2003
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20__, that the information set forth in this statement is true and complete.

By: ________________________
Name:
Title:

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 25, 2003

Bear Stearns Asset Backed Securities, Inc.
(Exact name of registrant specified in Charter)

Delaware	333-91334	13-3836437
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

383 Madison Avenue New York, NY	10179
(Address of principal executive offices)	Zip Code

Registrant's telephone, including area code: (212) 272-2000

Not Applicable
(Former name and former address, if changed since last report)

ITEM 5. <u>Other Events</u>

<u>Filing of Computational Materials</u>

In connection with the proposed offering of the Bear Stearns Asset Backed Securities, Inc., ABFS Mortgage Loan Trust 2003-1, Mortgage Pass-Through Certificates, Series 2003-1 (the "Certificates"), Bear, Stearns & Co. Inc., as the underwriter (the "Underwriter"), has prepared certain materials (the "Computational Materials") for distribution to its potential investors. Although Bear Stearns Asset Backed Securities, Inc. (the "Company") provided the Underwriter with certain information regarding the characteristics of the mortgage loans (the "Mortgage Loans") in the related portfolio, the Company did not participate in the preparation of the Computational Materials.

For purposes of this Form 8-K, "Computational Materials" shall mean the Series 2003-1 term sheet, computer generated tables and/or charts displaying, with respect to the Certificates, any of the following: yield; average life; duration, expected maturity; interest rate sensitivity; loss sensitivity; cash flow characteristics; background information regarding the Mortgage Loans; the proposed structure; decrement tables; or similar information (tabular or otherwise) of a statistical, mathematical, tabular or computational nature. The Computational Materials are attached hereto as Exhibit 99.1.

ITEM 7. Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits:

99.1 The ABFS Mortgage Loan Trust 2003-1 Computational Materials, filed on Form 8-K dated March 25, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Date: March 25, 2003

By: /S/ JONATHAN LIEBERMAN
Name: Jonathan Lieberman
Title: Senior Managing Director

INDEX TO EXHIBITS

Paper (P) or Exhibit No.	Description	Paper (P) or Electronic (E)
(99.1)	The ABFS Mortgage Loan Trust 2003-1 Computational Materials, filed on Form 8-K dated March 25, 2003	P

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • DC • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, New York 10179
(212) 272-2000; (212) 272-7294 fax

ABFS Mortgage Pass-Through Certificates, Series 2003-1: *Computational Materials – 2/24/03*

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, seller or servicer, and although it may be based on data supplied to it by an issuer, seller or servicer, none of the issuer, seller or servicer makes any representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear, Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

ABFS Mortgage Loan Trust 2003-1

$[400,000,000] (Approximate)

Issuer:	ABFS Mortgage Loan Trust 2003-1.
Title of Securities:	ABFS Mortgage Loan Trust 2003-1, Mortgage Pass-Through Certificates, Series 2003-1, Class A certificates, Class M certificates and Class A-IO certificates (collectively, the "Certificates").
Seller:	ABFS 2003-1, Inc., a Delaware corporation, will be the seller of the mortgage loans.
Servicer:	American Business Credit, Inc., will be the servicer of the mortgage loans.
Subservicers:	Upland Mortgage and American Business Mortgage Services, Inc. will act as subservicers with respect to the mortgage loans.
Originators:	American Business Credit, Inc., HomeAmerican Credit, Inc. d/b/a Upland Mortgage and American Business Mortgage Services, Inc. originated or purchased the mortgage loans.
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Certificate Insurer:	Radian Asset Assurance ("Radian" or the "Certificate Insurer"). Radian's claims-paying ability is rated "AA" by Standard & Poor's Rating Services and Fitch, Inc.
Certificate Insurance Policy:	The Certificate Insurance Policy will provide 100% coverage of timely interest and ultimate principal payments due on the Class M Certificates only.
Lead Underwriter:	Bear, Stearns & Co. Inc.
Co-Manager:	Credit Suisse First Boston
Trustee and Collateral Agent:	JPMorgan Chase (the "Trustee")
Statistical Calculation Date:	[February 11, 2003]
Cut-Off Date:	Close of business on [February 28, 2003]
Closing Date:	March [27], 2003
The Certificates:	Approximately $[400,000,000] Mortgage Pass-Through Certificates, Series 2003-1, are being offered. The Certificates will be issued pursuant to a Pooling and Servicing Agreement to be dated as of March [1], 2003, by and among the Depositor, the Servicer and the Trustee.

ABFS Mortgage Loan Trust 2003-1

Characteristics of the Certificates [(a), (b), (c)]

Offered Securities	Original Principal Balance*	Coupon(d)	Avg Life to Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Maturity Date(e)(f)	Ratings(g)
Class A**	$[344,000,000]	Fixed	[2.91]	None	[104]	[8/15/33]	Moody's / S&P Aaa / AAA
Class M***	$[56,000,000]	1M Libor Floater	[5.74]	[34]	[70]	[8/15/33]	Fitch / S&P AA / AA
Class A-IO***	(h)	Fixed	n/a	n/a	n/a	[9/15/05]	Moody's / S&P Aaa / AAA

* Balances subject to a 10% variance.

**** Not Offered Securities.**

***** Bear Stearns is Sole Manager.**

Note:
- (a) Prepayment Assumption: 23% HEP (2.3% CPR in month 1, plus an additional 2.3% per annum in each month thereafter until month 10; on and after month 10, 23% CPR).
- (b) Transaction priced to 10% clean-up call.
- (c) 100% P&I guaranty on the Class M Certificates by Certificate Insurer (Radian);
- (d) The coupon applicable to the Class A Certificates will increase by [0.50]% per annum and the margin applicable to the Class M Certificates will increase to [1.5]x initial if the 10% clean-up call is not exercised. The Class A and Class M Certificates will be subject to a Net WAC Cap (as described herein).
- (e) For the Class A and Class M Certificates, it was assumed that the final scheduled maturity date would be the payment date in the sixth month following the maturity date of the mortgage loan with the latest maturity date.
- (f) Due to losses and prepayments on the mortgage loans, the actual final maturity date for each class of Certificates may occur substantially earlier than the dates listed above.
- (g) Moody's is not expected to rate the Class M Certificates and Fitch is not expected to rate the Class A Certificates and Class A-IO Certificates.
- (h) The Class A-IO Certificates pay interest only based on a fixed coupon of [4.00]% on a notional balance for the [April 2003] through [September 2005] payment dates (30 months). The Class A-IO Certificates will only be entitled to interest on these payment dates. The Class A-IO Certificates do not have a principal balance. The notional balance will initially equal $[105,000,000] and will decrease according to a schedule as described in these computational materials.

Offering: The Certificates will be issued publicly from the Depositor's shelf registration.

Mortgage Loan Pool: The statistical information presented in these computational materials is a projection of the expected collateral pool and reflects the pool of mortgage loans existing as of the statistical calculation date. The aggregate outstanding principal balance of the mortgage loans as of the statistical calculation date is approximately $[230,818,046.85] and will consist of business or consumer purpose residential home equity loans.

The actual collateral will be accumulated before the Closing Date to reach the expected closing pool balance of approximately $[400,000,000.00]. The characteristics of such additional collateral are not expected to be materially different from the collateral information presented herein.

Distribution Date: The 15th day of each month (or the next succeeding business day), commencing in April 2003.

Stepdown Date: The later to occur of (x) the Distribution Date in [October 2005] (i.e., the 31st Distribution Date) and (y) the first Distribution Date on which the aggregate principal balance of the Class M Certificates immediately prior to the Distribution Date is equal to or greater than [28.00]% of the aggregate stated principal balance of the mortgage loans as of the end of the preceding due period and the overcollateralization amount is equal to the required overcollateralization amount.

Net WAC Cap:

The Class A and Class M Certificates will be subject to a rate cap. The Net WAC Cap will be equal to the weighted average of the loan rates on the mortgage loans, less an adjustment (expressed as a per annum rate) for the servicing fee, the back-up servicing fee, the interest payable on the Class A-IO Certificates, the fee payable to the Trustee and the premium payable to the Certificate Insurer.

Priority of Payments:

On each Distribution Date, principal and interest collections, will be allocated in the following order of priority:

(1) To pay the Servicer the servicing fee (to the extent such fee was not retained by the Servicer from collections);
(2) To pay the Trustee any fees then due to it;
(3) To pay the back-up servicer the back-up servicing fee and any amounts owing to the back-up servicer in connection with the transfer of servicing after the resignation or removal of the Servicer;
(4) To pay the Certificate Insurer the premium for the policy;
(5) To pay accrued and unpaid interest due on the Certificates, pro rata;
(6) To pay the Certificate Insurer any reimbursement amount then due and owing thereto;
(7) To pay the Principal Distribution Amount to the Certificates (which shall include the amount necessary to reduce the balance of the Certificates to the extent necessary to reach the required level of overcollateralization);
(8) To pay any interest carryforward amount arising from the Net WAC Cap to the Class A Certificates and the Class M Certificates, in that order;
(9) To the Trustee and the back-up servicer, any outstanding expenses due to either of them and not otherwise paid or reimbursed by the Servicer;
(10) To the Servicer for reimbursement of any nonrecoverable periodic advances and servicing advances; and
(11) Any remaining amounts to the holders of the non-offered subordinate Certificates.

Prior to the Stepdown Date (i.e., for the first 30 periods), or if a trigger event is in effect, payments of principal to the Certificates will be paid sequentially to Class A and Class M Certificates in each case until the outstanding certificate balance of that class has been reduced to zero.

After the Stepdown Date, in [October 2005], and as long as a trigger event is not in effect principal will be paid concurrently to the Class A and Class M Certificates each based on their pro-rata share.

ABFS Mortgage Loan Trust 2003-1

Subordination Summary:

Prior to the Stepdown Date:

Offered Certificates	Initial Expected Subordination Target [(a)]	Initial Overcollateralization Target[(b)]	Expected Total Credit Enhancement
Class A Certificates	[14.00]%	[5.50]%	[19.50]%
Class M Certificates	[0.00]%	[5.50]%	[5.50]%

(a) Represents the expected amount of subordination for each class of Certificates as of the Closing Date. These figures do not include the overcollateralization amount that exists on the Closing Date.
(b) The overcollateralization amount will equal [0.00]% as of the Closing Date. Excess spread, if available, will be applied to make accelerated payments of principal until the overcollateralization amount equals the targeted overcollateralization amount, which is equal to [5.50]% of the initial collateral amount.

On or after the Stepdown Date:

Offered Certificates	Expected Subordination Target[(a)]	Overcollateralization Target[(b)]	Total Credit Enhancement
Class A Certificates	[28.00]%	[11.00]%	[39.00]%
Class M Certificates	[0.00]%	[11.00]%	[11.00]%

(a) Represents the expected amount of subordination for each class of Certificates after the Stepdown Date.
(b) On or after the Stepdown Date, the target overcollateralization amount is allowed to step down to the targeted percentage of the then current collateral amount, subject to a floor of [0.50%] of the initial pool principal balance.

ERISA Eligibility: The Certificates may be purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment: The Certificates will not constitute "mortgage related securities" for purposes of SMMEA.

Class A-IO Scheduled Notional Balance: Means the applicable amount set forth in the following schedule:

Distribution Date	Class A-IO Scheduled Notional Balance	Distribution Date	Class A-IO Scheduled Notional Balance
April 2003	$105,000,000	August 2004	$82,100,000
May 2003	$105,000,000	September 2004	$82,100,000
June 2003	$105,000,000	October 2004	$81,200,000
July 2003	$104,500,000	November 2004	$81,200,000
August 2003	$104,500,000	December 2004	$81,200,000
September 2003	$104,500,000	January 2005	$64,300,000
October 2003	$99,650,000	February 2005	$64,300,000
November 2003	$99,650,000	March 2005	$64,300,000
December 2003	$99,650,000	April 2005	$51,000,000
January 2004	$94,200,000	May 2005	$51,000,000
February 2004	$94,200,000	June 2005	$51,000,000
March 2004	$94,200,000	July 2005	$43,500,000
April 2004	$87,750,000	August 2005	$43,500,000
May 2004	$87,750,000	September 2005	$43,500,000
June 2004	$87,750,000	October 2005 and thereafter	$0
July 2004	$82,100,000		

ABFS Mortgage Loan Trust 2003-1

Senior Enhancement Percentage: Means, with respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the principal balance of the Class M Certificates and (ii) the overcollateralization amount by (y) the aggregate stated principal balance of the mortgage loans as at the end of the preceding due period.

Delinquency Trigger Event: Means, with respect to any Distribution Date, the event that occurs when the three-month rolling average of the mortgage loans that are 60+ days delinquent exceeds 45% of the Senior Enhancement Percentage. Mortgage loans 60+ days delinquent for the three preceding Due Periods include the sum of all mortgage loans that are (i) 60+ days delinquent, (ii) in foreclosure, (iii) REO Property and (iv) in bankruptcy and are 60+ days delinquent.

Cumulative Loss Trigger Event: Means, with respect to any Distribution Date, the event that occurs if the percentage obtained by dividing (x) the aggregate amount of Liquidated Loan Losses incurred from the initial Cut-Off Date through the last day of the related Due Period by (y) the aggregate pool principal balance exceeds the following percentages with respect to such Distribution Date:

Distribution Date	Loss Percentage
January 2006-December 2006	2.75% for the first month, plus an additional 1/12 of 1.75% for each month thereafter
January 2007-December 2007	4.50% for the first month, plus an additional 1/12 of 1.50% for each month thereafter
January 2008-December 2008	6.00% for the first month, plus an additional 1/12 of 1.00% for each month thereafter
January 2009-December 2009	7.00% for the first month, plus an additional 1/12 of 0.25% for each month thereafter
January 2010 and thereafter	7.25%

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

COLLATERAL SUMMARY

Mortgage Loans

Statistical Calculation Date	2/11/2003
Total Outstanding Balance:	$230,818,046.85
Number of Mortgage Loans:	2,522
Average Remaining Balance:	$91,521.83 (range: $6,247.64 - $550,000.00)
WA Loan Rate:	10.332 % (range: 6.250% - 16.990%)
Original Weighted Average Term:	270 months
Remaining Weighted Average Term:	269 months
Lien Position:	86.01% first, 13.99% second.
WA Original CLTV Ratio:	76.73% (range: 7.07% - 100.00%)
WA Junior Ratio:	32.14%
WA DTI Ratio:	41.10%
WA FICO Score:	582
Documentation:	88.78% full documentation, 9.35% no documentation, 1.87% limited documentation.
Loan Purpose:	36.68% cash out, 42.00% debt consolidation, 6.65% rate/term refinance, 3.22% working capital, 2.94% home purchase, 5.07% home improvement, 3.43% other.
Property Type:	69.98% single family, 13.48% 2-4 family, 4.48% planned unit development, 4.72% condominium, 1.77% mixed use, 3.09% townhouse, 0.66% mobile home, 1.70% commercial use, 0.02% multi-family (greater than 4), 0.09% other.
Owner Occupancy:	92.61% owner occupied
Geographic Distribution: **(all states >= 5.00%)**	NY (21.57%), NJ (12.87%), MA (9.28%), FL (7.70%), PA (7.28%), MI (5.63%).

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Set forth below is a description of certain characteristics of the Mortgage Loans as of the Statistical Calculation Date. Unless otherwise specified, all principal balances of the Mortgage Loans are as of the Statistical Calculation Date and are rounded to the nearest dollar. All percentages are approximate percentages by aggregate principal balance as of the Statistical Calculation Date (except as indicated otherwise).

Distribution by Property Type

Property Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Single Family	1,841	$ 161,532,696.81	69.98%
2-4 Family	232	31,121,302.02	13.48%
Planned Unit Development	109	10,348,273.12	4.48%
Condominium	133	10,894,182.94	4.72%
Mixed Use	43	4,075,133.88	1.77%
Townhouse	102	7,143,510.42	3.09%
Mobile Home	24	1,512,123.21	0.66%
Commercial Use	34	3,919,916.44	1.70%
Multi-Family (greater than 4)	1	54,000.00	0.02%
	3	216,908.01	0.09%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Distribution by Occupancy Status

Occupancy Status (as indicated by Borrower)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Owner Occupied	2,328	$ 213,762,970.85	92.61%
Non-Owner Occupied	119	8,451,259.57	3.66%
Other	58	6,475,995.58	2.81%
Second Home	17	2,127,820.85	0.92%
Total	**2,522**	**$230,818,046.85**	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Current Principal Balances

Range of Current Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$25,000.00	308	$ 5,843,134.36	2.53%
$25,000.01	to	$50,000.00	618	23,369,353.15	10.12%
$50,000.01	to	$75,000.00	459	28,592,023.99	12.39%
$75,000.01	to	$100,000.00	297	26,366,762.57	11.42%
$100,000.01	to	$125,000.00	230	25,873,327.64	11.21%
$125,000.01	to	$150,000.00	156	21,344,734.17	9.25%
$150,000.01	to	$175,000.00	119	19,336,872.52	8.38%
$175,000.01	to	$200,000.00	89	16,819,040.59	7.29%
$200,000.01	to	$225,000.00	75	15,974,943.42	6.92%
$225,000.01	to	$250,000.00	62	14,716,160.50	6.38%
$250,000.01	to	$275,000.00	41	10,811,819.70	4.68%
$275,000.01	to	$300,000.00	39	11,262,895.99	4.88%
$300,000.01	to	$350,000.00	24	8,025,171.58	3.48%
$400,000.01	to	$450,000.00	3	1,409,806.67	0.61%
$500,000.01	to	$550,000.00	2	1,072,000.00	0.46%
		Total	**2,522**	**$230,818,046.85**	**100.00%**

The average principal balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $91,521.83.

Distribution of Original Principal Balances

Range of Original Principal Balances ($)			Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
$0.01	to	$25,000.00	308	$ 5,843,134.36	2.53%
$25,000.01	to	$50,000.00	618	23,369,353.15	10.12%
$50,000.01	to	$75,000.00	459	28,592,023.99	12.39%
$75,000.01	to	$100,000.00	297	26,366,762.57	11.42%
$100,000.01	to	$125,000.00	230	25,873,327.64	11.21%
$125,000.01	to	$150,000.00	156	21,344,734.17	9.25%
$150,000.01	to	$175,000.00	118	19,162,231.50	8.30%
$175,000.01	to	$200,000.00	90	16,993,681.61	7.36%
$200,000.01	to	$225,000.00	75	15,974,943.42	6.92%
$225,000.01	to	$250,000.00	62	14,716,160.50	6.38%
$250,000.01	to	$275,000.00	41	10,811,819.70	4.68%
$275,000.01	to	$300,000.00	39	11,262,895.99	4.88%
$300,000.01	to	$400,000.00	24	8,025,171.58	3.48%
$400,000.01	to	$500,000.00	3	1,409,806.67	0.61%
$500,000.01	to	$600,000.00	2	1,072,000.00	0.46%
		Total	**2,522**	**$230,818,046.85**	**100.00%**

The average original balance of the Mortgage Loans as of the Statistical Calculation Date is approximately $91,573.05.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Original Combined Loan-to-Value Ratios

Range of Original Combined Loan-to-Value Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.01%	to	40.00%		117	$ 6,111,407.13	2.65%
40.01%	to	50.00%		108	8,324,531.10	3.61%
50.01%	to	60.00%		162	15,312,880.16	6.63%
60.01%	to	70.00%		336	30,442,046.48	13.19%
70.01%	to	80.00%		704	72,571,473.15	31.44%
80.01%	to	90.00%		905	91,511,989.72	39.65%
90.01%	to	100.00%		190	6,543,719.11	2.84%
			Total	**2,522**	**$230,818,046.85**	**100.00%**

The minimum and maximum original combined loan-to-value ratios of the Mortgage Loans as of the Statistical Calculation Date are approximately 7.07% and 100.00%, respectively, and the weighted average original combined loan-to-value ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 76.73%.

Distribution by Geographical Distributions

Location		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
New York		353	$ 49,793,785.67	21.57%
New Jersey		299	29,700,300.32	12.87%
Massachusetts		151	21,413,605.74	9.28%
Florida		215	17,780,443.53	7.70%
Pennsylvania		263	16,799,851.29	7.28%
Michigan		198	12,997,141.00	5.63%
Illinois		141	11,340,585.64	4.91%
Ohio		177	10,067,012.14	4.36%
Virginia		87	8,239,836.41	3.57%
North Carolina		96	6,967,722.69	3.02%
Maryland		69	6,840,722.01	2.96%
Connecticut		51	5,801,528.42	2.51%
Rhode Island		49	4,914,825.59	2.13%
Other		373	28,160,686.40	12.20%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

Number of States Represented: 30

The reference to "Other" in the preceding table includes states with under 2.00% individual concentrations of the Mortgage Loans.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Junior Ratios[(1)(2)(3)]

Range of Junior Ratios (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
.001%	to	10.000%		39	$ 648,634.76	2.01%
10.001%	to	20.000%		312	9,775,267.00	30.28%
20.001%	to	30.000%		217	8,730,205.49	27.04%
30.001%	to	40.000%		84	4,452,811.30	13.79%
40.001%	to	50.000%		48	3,519,269.32	10.90%
50.001%	to	60.000%		21	1,650,423.41	5.11%
60.001%	to	70.000%		10	1,285,140.39	3.98%
70.001%	to	80.000%		5	1,168,892.00	3.62%
80.001%	to	90.000%		7	878,262.11	2.72%
90.001%	to	100.000%		3	173,974.73	0.54%
			Total	**746**	**$32,282,880.51**	**100.00%**

(1) The junior ratio of a Mortgage Loan is the ratio (expressed as a percentage) of the outst anding balance of such mortgage loan to the sum of such outstanding balance and the outstanding balance of any senior mortgage computed as of the date such mortgage loan is underwritten.

(2) The weighted average junior ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 32.14%.

(3) Includes only the Mortgage Loans secured by second liens.

Distribution of Gross Interest Rates

Range of Gross Interest Rates (%)				Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
6.001%	to	7.000%		25	$ 4,340,281.15	1.88%
7.001%	to	8.000%		106	18,865,023.10	8.17%
8.001%	to	9.000%		376	53,318,004.85	23.10%
9.001%	to	10.000%		471	48,330,978.11	20.94%
10.001%	to	11.000%		479	38,648,081.49	16.74%
11.001%	to	12.000%		472	32,427,777.21	14.05%
12.001%	to	13.000%		348	16,388,862.64	7.10%
13.001%	to	14.000%		88	3,742,688.61	1.62%
14.001%	to	15.000%		8	1,215,046.23	0.53%
15.001%	to	16.000%		16	1,845,600.20	0.80%
16.001%	to	17.000%		133	11,695,703.26	5.07%
			Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average loan rate of the Mortgage Loans as of the Statistical Calculation Date is approximately 10.332%.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution of Remaining Term to Maturity

Range of Remaining Term (in months)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0 to 60		22	$ 1,278,271.41	0.55%
61 to 120		104	5,268,895.93	2.28%
121 to 180		1,022	73,124,778.75	31.68%
181 to 240		513	42,521,413.16	18.42%
241 to 300		117	14,376,717.47	6.23%
301 to 360		744	94,247,970.13	40.83%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average remaining term to scheduled maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 269 months.

Distribution of Original Term to Maturity

Range of Original Term (in months)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0 to 60		22	$ 1,278,271.41	0.55%
61 to 120		104	5,268,895.93	2.28%
121 to 180		1,022	73,124,778.75	31.68%
181 to 240		513	42,521,413.16	18.42%
241 to 300		117	14,376,717.47	6.23%
301 to 360		744	94,247,970.13	40.83%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average original term to scheduled maturity of the Mortgage Loans as of the Statistical Calculation Date is approximately 270 months.

Distribution by Origination Year

Origination Year		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
2003		1,271	$116,216,853.01	50.35%
2002		1,251	114,601,193.84	49.65%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Lien Status

Lien Status		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
First		1,776	$ 198,535,166.34	86.01%
Second		746	32,282,880.51	13.99%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

Distribution by Debt-to-Income Ratios

Range of Debt-to-Income Ratios (%)		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
0.001% to 5.000%		4	$ 433,181.35	0.19%
5.001% to 10.000%		10	959,580.80	0.42%
10.001% to 15.000%		40	2,644,109.47	1.15%
15.001% to 20.000%		75	5,927,078.21	2.57%
20.001% to 25.000%		138	10,400,120.52	4.51%
25.001% to 30.000%		188	13,434,037.68	5.82%
30.001% to 35.000%		275	23,421,925.44	10.15%
35.001% to 40.000%		332	27,605,610.37	11.96%
40.001% to 45.000%		543	49,853,638.96	21.60%
45.001% to 50.000%		601	61,136,752.14	26.49%
50.001% to 55.000%		294	32,239,954.22	13.97%
55.001% and greater		22	2,762,057.69	1.20%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

The weighted average debt-to-income ratio of the Mortgage Loans as of the Statistical Calculation Date is approximately 41.10%.

Distribution by Documentation Type

Documentation		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Full Documentation		2,315	$ 204,917,614.11	88.78%
No Documentation		168	21,572,597.80	9.35%
Limited Documentation		39	4,327,834.94	1.87%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

ABFS Mortgage Loan Trust 2003-1

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Loan Purpose

Loan Purpose		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Cash Out		727	$ 84,663,475.84	36.68%
Debt Consolidation		1,241	96,940,951.68	42.00%
Rate/Term Refinance		160	15,351,230.63	6.65%
Working Capital		75	7,432,619.78	3.22%
Purchase		59	6,791,672.31	2.94%
Home Improvement		167	11,710,736.52	5.07%
Other		93	7,927,360	3.43%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

Distribution by Credit Scores as of the Date of Origination of the Mortgage Loans

Range of Credit Scores		Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
440 to 459		2	$ 207,929.43	0.09%
460 to 479		19	1,503,399.25	0.65%
480 to 499		41	3,023,595.38	1.31%
500 to 519		264	26,762,340.69	11.59%
520 to 539		330	33,089,028.03	14.34%
540 to 559		285	28,439,816.32	12.32%
560 to 579		277	25,870,301.77	11.21%
580 to 599		267	26,117,440.01	11.32%
600 to 619		291	23,626,370.31	10.24%
620 to 639		267	22,464,954.42	9.73%
640 to 659		202	16,293,814.52	7.06%
660 to 679		141	11,190,193.11	4.85%
680 to 699		59	6,005,663.66	2.60%
700 to 719		30	2,962,408.44	1.28%
720 to 739		15	1,290,922.59	0.56%
740 to 759		13	918,036.28	0.40%
760 to 779		3	194,736.34	0.08%
780 to 799		4	184,988.77	0.08%
Not Available		12	672,107.53	0.29%
	Total	**2,522**	**$230,818,046.85**	**100.00%**

Of the Mortgage Loans with available credit scores, the weighted average credit score of the Mortgage Loans as of the Statistical Calculation Date is approximately 582.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Distribution by Delinquency Status

Number of Days Delinquent	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Current	2,522	$ 230,818,046.85	100.00%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Fully Amortizing	1,453	$139,363,121.38	60.38%
Balloon Loans	1,069	91,454,925.47	39.62%
Total	**2,522**	**$230,818,046.85**	**100.00%**

Home Equity/Business

Type	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	% of Statistical Calculation Date Aggregate Principal Balance
Home Equity	2,357	$ 214,599,780.70	92.97%
Business	165	16,218,266.15	7.03%
Total	**2,522**	**$230,818,046.85**	**100.00%**

ABFS Mortgage Loan Trust 2003-1

SENSITIVITY TABLES
(to call)

Class A (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	14.80	4.30	3.31	2.91	2.25	1.91
Modified Duration (years)	10.56	3.69	2.93	2.61	2.06	1.77
First Principal Payment	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003
Last Principal Payment	5/15/2030	2/15/2016	2/15/2013	11/15/2011	10/15/2009	10/15/2008
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	326	155	119	104	79	67
Illustrative Yield @ Par (30/360)	3.78%	3.75%	3.74%	3.73%	3.72%	3.71%

Class M (to call)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	21.65	8.62	6.59	5.74	4.40	3.86
Modified Duration (years)	15.37	7.34	5.80	5.13	4.02	3.57
First Principal Payment	7/15/2020	7/15/2007	7/15/2006	2/15/2006	10/15/2005	11/15/2005
Last Principal Payment	5/15/2030	2/15/2016	2/15/2013	11/15/2011	10/15/2009	10/15/2008
Principal Lockout (months)	207	51	39	34	30	31
Principal Window (months)	119	104	80	70	49	36
Illustrative Yield @ Par (Act/360)	3.16%	3.16%	3.16%	3.16%	3.16%	3.16%

Class A-IO (to call)

% CPR	60%	61%	62%	63%	64%	65%
Modified Duration (years)	1.04	1.04	1.03	1.03	1.02	1.02
Illustrative Yield @ 4.00%	3.97%	3.86%	1.90%	-0.31%	-2.90%	-3.90%

ABFS Mortgage Loan Trust 2003-1

SENSITIVITY TABLES
(to maturity)

Class A (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	14.90	4.54	3.55	3.13	2.42	2.06
Modified Duration (years)	10.60	3.83	3.08	2.76	2.19	1.88
First Principal Payment	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003	4/15/2003
Last Principal Payment	1/15/2033	5/15/2026	11/15/2021	7/15/2020	7/15/2017	4/15/2015
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	358	278	224	208	172	145
Illustrative Yield @ Par (30/360)	3.78%	3.77%	3.77%	3.76%	3.75%	3.74%

Class M (to maturity)

% HEP	0%	15%	20%	23%	30%	35%
Average Life (years)	21.93	9.21	7.18	6.27	4.81	4.20
Modified Duration (years)	15.49	7.72	6.22	5.51	4.34	3.84
First Principal Payment	7/15/2020	7/15/2007	7/15/2006	2/15/2006	10/15/2005	11/15/2005
Last Principal Payment	11/15/2032	8/15/2022	7/15/2020	10/15/2018	2/15/2015	4/15/2013
Principal Lockout (months)	207	51	39	34	30	31
Principal Window (months)	149	182	169	153	113	90
Illustrative Yield @ Par (Act/360)	3.16%	3.20%	3.22%	3.22%	3.22%	3.22%

ABFS 2003-1: DTI by LTV Range

DTI Range	LTV Range	Loan Count	Prin Bal	% of State Prin Bal	% of Total Prin Bal	CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA Jr Ratio	Min CLTV	Max CLTV	Avg Bal	Min Bal	Max Bal
.001 - 10.000	10.01 - 15.00	1	$29,954.31	2.15%	0.01%	14.08	9.39	671	357	177	3	360	180	100.00	14.08	14.08	$29,954.31	$29,954.31	$29,954.31
.001 - 10.000	50.01 - 55.00	1	$23,000.00	1.65%	0.01%	52.27	10.99	515	120	120	-	120	120	100.00	52.27	52.27	$23,000.00	$23,000.00	$23,000.00
.001 - 10.000	60.01 - 65.00	2	$77,025.00	5.53%	0.03%	64.71	11.26	585	221	145	-	221	145	73.60	64.32	65.00	$38,512.50	$32,500.00	$44,525.00
.001 - 10.000	70.01 - 75.00	2	$232,955.12	16.73%	0.10%	71.25	8.93	590	360	251	0	360	252	100.00	71.07	71.54	$116,477.56	$92,955.12	$140,000.00
.001 - 10.000	75.01 - 80.00	1	$288,000.00	20.68%	0.12%	78.90	8.25	638	360	240	-	360	240	100.00	78.90	78.90	$288,000.00	$288,000.00	$288,000.00
.001 - 10.000	80.01 - 85.00	2	$269,346.37	19.34%	0.12%	85.00	10.34	537	359	335	1	360	336	88.59	85.00	85.00	$134,673.19	$35,700.00	$233,646.37
.001 - 10.000	85.01 - 90.00	5	$472,481.35	33.92%	0.20%	89.94	9.82	588	360	265	0	360	266	96.40	88.60	90.00	$94,496.27	$20,500.00	$197,731.35
			$1,392,762.15	**100.00%**	**0.60%**														
10.001 - 20.000	10.01 - 15.00	1	$19,959.75	0.23%	0.01%	14.81	10.55	614	191	179	1	192	180	100.00	14.81	14.81	$19,959.75	$19,959.75	$19,959.75
10.001 - 20.000	15.01 - 20.00	1	$33,000.00	0.39%	0.01%	16.50	8.99	672	360	180	-	360	180	100.00	16.50	16.50	$33,000.00	$33,000.00	$33,000.00
10.001 - 20.000	20.01 - 25.00	2	$120,654.85	1.41%	0.05%	24.25	8.99	682	235	235	1	236	236	100.00	24.07	24.45	$60,327.43	$56,000.00	$64,654.85
10.001 - 20.000	25.01 - 30.00	2	$72,955.05	0.85%	0.03%	29.20	11.26	551	219	198	1	219	199	100.00	29.09	29.41	$36,477.53	$25,000.00	$47,955.05
10.001 - 20.000	30.01 - 35.00	2	$55,494.14	0.65%	0.02%	34.47	10.04	601	360	201	0	360	202	100.00	34.47	34.48	$27,747.07	$19,994.14	$35,500.00
10.001 - 20.000	35.01 - 40.00	3	$211,254.64	2.46%	0.09%	38.56	12.12	545	336	228	1	337	229	100.00	35.09	39.06	$70,418.21	$19,805.58	$116,468.47
10.001 - 20.000	40.01 - 45.00	4	$155,195.49	1.81%	0.07%	41.89	9.98	589	240	179	1	241	180	100.00	40.23	44.69	$38,798.87	$30,000.00	$50,372.41
10.001 - 20.000	45.01 - 50.00	5	$167,449.79	1.95%	0.07%	47.93	10.92	577	258	189	0	258	189	100.00	46.73	49.87	$33,489.96	$24,949.79	$50,000.00
10.001 - 20.000	50.01 - 55.00	4	$271,716.86	3.17%	0.12%	54.80	10.17	620	359	210	1	360	211	100.00	53.73	55.00	$67,929.22	$26,400.00	$179,616.86
10.001 - 20.000	55.01 - 60.00	6	$417,115.15	4.87%	0.18%	57.54	9.34	605	338	308	1	339	309	100.00	55.63	60.00	$69,519.19	$26,400.00	$177,846.74
10.001 - 20.000	60.01 - 65.00	9	$343,936.83	4.01%	0.15%	64.79	11.46	562	331	267	1	331	268	100.00	62.50	65.00	$38,215.20	$20,000.00	$75,378.37
10.001 - 20.000	65.01 - 70.00	10	$417,461.48	4.87%	0.18%	68.72	10.58	561	314	290	1	314	290	100.00	66.67	70.00	$41,746.15	$29,979.87	$55,000.00
10.001 - 20.000	70.01 - 75.00	16	$1,120,082.43	13.07%	0.49%	73.67	10.22	546	347	235	1	348	236	96.63	70.23	75.00	$70,005.15	$6,500.00	$184,903.89
10.001 - 20.000	75.01 - 80.00	17	$1,171,791.97	13.67%	0.51%	79.92	10.02	580	350	315	1	350	316	98.70	78.74	80.00	$68,928.94	$20,500.00	$232,000.00
10.001 - 20.000	80.01 - 85.00	17	$2,074,005.03	24.20%	0.90%	84.64	10.55	545	353	260	0	354	260	94.70	83.19	85.00	$122,000.30	$17,595.33	$361,095.55
10.001 - 20.000	85.01 - 90.00	15	$1,898,751.33	22.15%	0.82%	89.50	10.35	619	300	265	1	301	266	85.97	85.76	90.00	$126,583.42	$9,450.00	$331,200.00
10.001 - 20.000	95.01 - 100.00	1	$20,362.89	0.24%	0.01%	99.19	13.00	612	179	179	1	180	180	13.25	99.19	99.19	$20,362.89	$20,362.89	$20,362.89
			$8,571,187.68	**100.00%**	**3.71%**														
20.001 - 30.000	5.01 - 10.00	1	$20,000.00	0.08%	0.01%	8.16	8.49	658	60	60	-	60	60	100.00	8.16	8.16	$20,000.00	$20,000.00	$20,000.00
20.001 - 30.000	10.01 - 15.00	2	$61,000.00	0.26%	0.03%	12.63	10.61	538	299	299	-	299	299	100.00	11.48	13.82	$30,500.00	$30,000.00	$31,000.00
20.001 - 30.000	15.01 - 20.00	3	$87,363.47	0.37%	0.04%	19.01	11.99	526	277	240	0	277	240	100.00	18.55	19.51	$29,121.16	$20,400.00	$39,963.47
20.001 - 30.000	20.01 - 25.00	3	$189,994.14	0.80%	0.08%	22.47	9.91	532	237	199	0	237	199	100.00	21.86	24.10	$63,331.38	$19,994.14	$130,000.00
20.001 - 30.000	25.01 - 30.00	6	$357,298.49	1.50%	0.15%	27.98	10.37	566	335	249	0	336	249	95.64	25.71	29.82	$59,549.75	$24,991.18	$100,000.00
20.001 - 30.000	30.01 - 35.00	5	$179,026.75	0.75%	0.08%	32.44	9.85	591	260	198	1	261	199	95.70	30.49	34.48	$35,805.35	$11,177.37	$50,000.00
20.001 - 30.000	35.01 - 40.00	4	$105,987.39	0.44%	0.05%	37.46	10.44	614	317	193	0	318	193	56.05	35.11	39.70	$26,496.85	$12,987.39	$45,000.00
20.001 - 30.000	40.01 - 45.00	6	$308,774.80	1.30%	0.13%	43.48	10.19	606	250	212	1	250	213	88.53	41.04	44.98	$51,462.47	$29,864.19	$66,000.00
20.001 - 30.000	45.01 - 50.00	12	$576,476.11	2.42%	0.25%	48.82	10.70	549	303	246	1	303	247	95.73	45.52	50.00	$48,039.68	$11,978.17	$124,967.93
20.001 - 30.000	50.01 - 55.00	7	$829,098.92	3.48%	0.36%	54.00	11.73	556	335	233	1	336	234	100.00	50.61	55.00	$118,442.70	$29,500.00	$288,750.00
20.001 - 30.000	55.01 - 60.00	17	$1,054,966.43	4.43%	0.46%	58.29	11.01	569	326	247	0	327	247	96.97	55.59	60.00	$62,056.85	$19,992.95	$220,000.00
20.001 - 30.000	60.01 - 65.00	22	$1,470,251.54	6.17%	0.64%	63.83	10.87	557	339	277	1	340	278	99.31	60.28	65.00	$66,829.62	$10,996.73	$159,915.29
20.001 - 30.000	65.01 - 70.00	22	$1,484,304.53	6.23%	0.64%	68.65	10.43	552	314	274	1	315	275	90.57	65.19	70.00	$67,468.39	$19,824.66	$217,000.00
20.001 - 30.000	70.01 - 75.00	20	$1,558,907.16	6.54%	0.68%	73.84	10.02	574	329	261	0	330	262	91.87	70.36	75.00	$77,945.36	$32,238.72	$235,383.91
20.001 - 30.000	75.01 - 80.00	71	$5,923,108.89	24.85%	2.57%	79.11	9.62	585	331	278	1	332	278	95.82	75.00	80.00	$83,424.07	$14,694.35	$258,161.93
20.001 - 30.000	80.01 - 85.00	55	$4,402,817.35	18.47%	1.91%	84.55	10.03	573	331	292	1	332	293	93.55	80.00	85.00	$80,051.22	$10,000.00	$310,250.00
20.001 - 30.000	85.01 - 90.00	57	$4,878,330.40	20.47%	2.11%	89.60	9.97	598	316	275	0	317	276	91.34	85.00	90.00	$85,584.74	$9,160.00	$292,500.00
20.001 - 30.000	90.01 - 95.00	3	$94,237.11	0.40%	0.04%	92.46	12.62	670	261	229	0	261	229	16.98	90.00	94.64	$31,412.37	$16,709.00	$50,000.00
20.001 - 30.000	95.01 - 100.00	10	$252,214.72	1.06%	0.11%	99.61	12.62	639	272	187	1	273	188	20.63	97.41	100.00	$25,221.47	$13,800.00	$44,100.00
			$23,834,158.20	**100.00%**	**10.33%**														
30.001 - 40.000	5.01 - 10.00	1	$19,792.39	0.04%	0.01%	7.07	8.99	674	118	118	2	120	120	100.00	7.07	7.07	$19,792.39	$19,792.39	$19,792.39
30.001 - 40.000	10.01 - 15.00	4	$244,688.77	0.48%	0.11%	13.46	10.43	655	203	166	0	203	166	69.40	11.11	14.49	$61,172.19	$35,000.00	$100,000.00
30.001 - 40.000	15.01 - 20.00	2	$89,795.72	0.18%	0.04%	17.40	10.04	575	266	206	1	267	207	100.00	15.38	19.01	$44,897.86	$40,000.00	$49,795.72
30.001 - 40.000	20.01 - 25.00	3	$119,909.74	0.23%	0.05%	22.96	11.14	550	261	179	1	263	180	100.00	22.22	23.61	$39,969.91	$24,945.47	$54,964.27
30.001 - 40.000	30.01 - 35.00	6	$356,198.82	0.70%	0.15%	31.97	9.36	604	348	219	1	349	220	100.00	31.03	33.20	$59,366.47	$24,853.76	$114,930.19
30.001 - 40.000	35.01 - 40.00	8	$334,354.18	0.66%	0.14%	37.92	10.23	581	315	246	1	315	247	100.00	36.59	38.75	$41,794.27	$24,946.29	$74,971.70
30.001 - 40.000	40.01 - 45.00	12	$723,675.69	1.42%	0.31%	42.73	9.64	598	262	226	1	263	227	97.43	40.65	44.91	$60,306.31	$24,973.69	$149,546.98
30.001 - 40.000	45.01 - 50.00	12	$920,760.60	1.80%	0.40%	47.18	10.06	576	308	296	1	308	296	98.15	45.07	50.00	$76,730.05	$19,882.07	$190,000.00
30.001 - 40.000	50.01 - 55.00	12	$623,801.13	1.22%	0.27%	53.41	11.12	561	330	283	0	331	283	91.68	50.72	55.00	$51,983.43	$14,994.04	$159,000.00
30.001 - 40.000	55.01 - 60.00	16	$1,918,212.07	3.76%	0.83%	57.74	9.11	577	340	321	1	341	322	97.42	55.15	60.00	$119,888.25	$26,000.00	$299,765.97
30.001 - 40.000	60.01 - 65.00	32	$2,914,703.62	5.71%	1.26%	63.43	9.98	558	302	262	1	302	263	97.66	60.04	65.00	$91,084.49	$14,989.60	$249,694.59
30.001 - 40.000	65.01 - 70.00	52	$4,709,238.63	9.23%	2.04%	68.60	10.38	575	332	271	1	333	272	90.62	65.69	70.00	$90,562.28	$12,738.00	$469,806.67
30.001 - 40.000	70.01 - 75.00	46	$4,690,671.74	9.19%	2.03%	73.62	9.70	567	327	273	1	328	274	94.90	70.27	75.00	$101,971.12	$9,972.22	$307,000.00
30.001 - 40.000	75.01 - 80.00	111	$10,557,430.19	20.69%	4.57%	79.30	9.69	575	341	271	1	342	271	95.07	75.12	80.00	$95,111.98	$9,995.17	$339,813.90
30.001 - 40.000	80.01 - 85.00	104	$9,392,893.35	18.41%	4.07%	84.24	10.28	572	335	279	1	336	280	93.38	80.00	85.00	$90,316.28	$11,000.00	$349,841.49
30.001 - 40.000	85.01 - 90.00	136	$11,502,498.66	22.54%	4.98%	89.34	10.13	589	331	274	1	331	275	89.62	85.00	90.00	$84,577.20	$9,988.02	$342,000.00
30.001 - 40.000	90.01 - 95.00	14	$785,709.00	1.54%	0.34%	90.80	11.26	584	351	217	1	352	218	56.47	90.00	94.86	$56,122.07	$10,000.00	$208,136.01
30.001 - 40.000	95.01 - 100.00	34	$1,071,576.51	2.10%	0.46%	99.64	12.49	640	251	189	0	251	189	23.24	95.48	100.00	$31,516.96	$11,968.74	$75,000.00

ABFS 2003-1: DTI by LTV Range

DTI Range	LTV Range	Loan Count	Prin Bal	% of State Prin Bal	% of Total Prin Bal		CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA Jr Ratio	Min CLTV	Max CLTV	Avg Bal	Min Bal	Max Bal
30.001 - 40.000	100.01 - 105.00	2	$51,625.00	0.10%	0.02%		100.00	12.02	646	285	218	-	285	218	15.57	100.00	100.00	$25,812.50	$19,300.00	$32,325.00
			$51,027,535.81	**100.00%**	**22.11%**															
40.001 - 50.000	5.01 - 10.00	2	$51,975.86	0.05%	0.02%		8.32	11.09	501	208	208	0	209	209	100.00	8.20	8.44	$25,987.93	$24,975.86	$27,000.00
40.001 - 50.000	10.01 - 15.00	3	$195,000.00	0.18%	0.08%		12.42	13.33	616	212	212	1	213	213	100.00	11.42	13.68	$65,000.00	$39,000.00	$100,000.00
40.001 - 50.000	15.01 - 20.00	2	$119,979.83	0.11%	0.05%		18.93	11.17	555	360	360	0	360	360	100.00	18.00	19.48	$59,989.92	$44,979.83	$75,000.00
40.001 - 50.000	20.01 - 25.00	7	$224,486.57	0.20%	0.10%		22.33	10.21	581	194	151	1	194	152	96.79	21.41	23.65	$32,069.51	$10,000.00	$54,755.10
40.001 - 50.000	25.01 - 30.00	14	$660,888.88	0.60%	0.29%		28.30	12.29	586	267	212	0	267	212	78.81	25.91	30.00	$47,206.35	$12,000.00	$103,163.91
40.001 - 50.000	30.01 - 35.00	12	$789,842.21	0.71%	0.34%		32.95	12.11	574	275	215	0	275	216	85.31	30.42	35.00	$65,820.18	$20,000.00	$124,214.36
40.001 - 50.000	35.01 - 40.00	8	$735,713.28	0.66%	0.32%		37.72	10.67	582	281	265	1	282	265	100.00	35.22	40.00	$91,964.16	$19,992.85	$170,000.00
40.001 - 50.000	40.01 - 45.00	20	$1,718,164.40	1.55%	0.74%		42.47	12.75	607	259	210	0	259	210	93.87	40.74	45.00	$85,908.22	$23,897.84	$310,000.00
40.001 - 50.000	45.01 - 50.00	24	$2,543,752.69	2.29%	1.10%		48.38	13.52	592	270	208	1	270	208	83.01	45.45	50.00	$105,989.70	$19,913.94	$550,000.00
40.001 - 50.000	50.01 - 55.00	38	$3,949,930.56	3.56%	1.71%		53.30	12.88	573	292	238	0	292	239	84.98	50.14	55.00	$103,945.54	$14,000.00	$256,000.00
40.001 - 50.000	55.01 - 60.00	40	$3,984,200.51	3.59%	1.73%		58.65	11.26	593	302	248	1	303	249	94.25	55.20	60.00	$99,605.01	$11,992.80	$270,000.00
40.001 - 50.000	60.01 - 65.00	58	$5,761,367.92	5.19%	2.50%		63.19	12.20	592	295	237	1	296	237	87.79	60.17	65.00	$99,333.93	$20,000.00	$398,000.00
40.001 - 50.000	65.01 - 70.00	94	$9,005,862.44	8.11%	3.90%		68.57	12.15	582	295	230	1	296	231	85.46	65.05	70.00	$95,807.05	$12,774.79	$400,000.00
40.001 - 50.000	70.01 - 75.00	110	$11,289,436.62	10.17%	4.89%		73.53	11.63	587	281	241	0	281	242	84.59	70.04	75.00	$102,631.24	$9,958.98	$500,000.00
40.001 - 50.000	75.01 - 80.00	217	$24,762,192.90	22.31%	10.73%		79.34	9.53	588	339	292	1	340	293	94.85	75.00	80.00	$114,111.49	$8,000.00	$344,000.00
40.001 - 50.000	80.01 - 85.00	144	$16,513,871.55	14.88%	7.15%		84.36	9.45	581	340	295	0	340	295	92.94	80.12	85.00	$114,679.66	$11,200.00	$340,000.00
40.001 - 50.000	85.01 - 90.00	244	$25,127,460.09	22.64%	10.89%		89.57	10.01	583	336	277	0	336	277	91.92	85.00	90.00	$102,981.39	$9,300.00	$346,500.00
40.001 - 50.000	90.01 - 95.00	19	$582,430.57	0.52%	0.25%		92.07	12.18	604	288	199	0	288	199	22.41	90.00	95.00	$30,654.24	$9,800.00	$83,572.00
40.001 - 50.000	95.01 - 100.00	88	$2,973,834.22	2.68%	1.29%		99.54	12.51	648	274	196	1	275	197	20.24	95.04	100.00	$33,793.57	$12,875.26	$66,927.48
			$110,990,391.10	**100.00%**	**48.09%**															
50.001 - 60.000	20.01 - 25.00	3	$194,969.35	0.56%	0.08%		23.77	12.03	526	344	239	1	345	240	91.93	23.25	24.39	$64,989.78	$25,000.00	$109,969.35
50.001 - 60.000	25.01 - 30.00	2	$124,985.59	0.36%	0.05%		27.97	9.19	597	216	180	0	216	180	100.00	27.78	28.74	$62,492.80	$24,985.59	$100,000.00
50.001 - 60.000	30.01 - 35.00	2	$152,466.44	0.44%	0.07%		31.06	10.36	575	359	242	1	360	243	100.00	30.77	31.39	$76,233.22	$72,500.00	$79,966.44
50.001 - 60.000	35.01 - 40.00	2	$152,416.52	0.44%	0.07%		37.56	8.99	605	359	280	1	360	281	80.20	36.36	39.85	$76,208.26	$52,471.26	$99,945.26
50.001 - 60.000	40.01 - 45.00	8	$802,991.10	2.29%	0.35%		42.18	9.46	610	335	299	0	335	299	97.76	40.08	44.59	$100,373.89	$29,991.10	$250,000.00
50.001 - 60.000	45.01 - 50.00	5	$407,290.43	1.16%	0.18%		49.25	10.52	552	333	301	0	333	301	91.03	46.34	50.00	$81,458.09	$15,000.00	$260,000.00
50.001 - 60.000	50.01 - 55.00	3	$277,771.51	0.79%	0.12%		51.98	10.16	555	359	285	1	360	286	100.00	51.16	53.91	$92,590.50	$61,830.05	$109,941.46
50.001 - 60.000	55.01 - 60.00	18	$1,963,067.02	5.61%	0.85%		57.51	9.32	591	341	264	0	341	264	90.80	56.07	60.00	$109,059.28	$20,186.74	$250,000.00
50.001 - 60.000	60.01 - 65.00	10	$1,075,348.70	3.07%	0.47%		64.32	11.59	552	351	245	0	351	245	93.58	61.22	65.00	$107,534.87	$15,500.00	$279,500.00
50.001 - 60.000	65.01 - 70.00	25	$3,182,545.79	9.09%	1.38%		68.93	9.96	552	353	282	0	354	282	99.06	65.56	70.00	$127,301.83	$20,292.84	$295,000.00
50.001 - 60.000	70.01 - 75.00	39	$4,468,265.90	12.77%	1.94%		73.47	9.59	573	346	279	1	347	280	94.59	70.07	75.00	$114,570.92	$10,987.52	$325,000.00
50.001 - 60.000	75.01 - 80.00	54	$6,508,630.23	18.60%	2.82%		79.41	9.20	577	352	293	0	352	294	96.72	75.32	80.00	$120,530.19	$10,000.00	$300,000.00
50.001 - 60.000	80.01 - 85.00	40	$4,436,194.79	12.67%	1.92%		84.24	10.00	567	344	265	0	344	266	95.25	80.00	85.00	$110,904.87	$6,247.64	$263,500.00
50.001 - 60.000	85.01 - 90.00	86	$10,543,339.45	30.12%	4.57%		89.64	9.80	576	351	295	0	351	295	91.09	85.16	90.00	$122,596.97	$10,600.00	$522,000.00
50.001 - 60.000	90.01 - 95.00	3	$157,627.86	0.45%	0.07%		90.00	12.80	598	261	228	1	262	229	21.74	90.00	90.00	$52,542.62	$22,012.96	$106,714.90
50.001 - 60.000	95.01 - 100.00	16	$554,101.23	1.58%	0.24%		99.78	12.52	635	307	194	0	308	194	21.41	97.78	100.00	$34,631.33	$12,511.94	$56,956.45
			$35,002,011.91	**100.00%**	**15.16%**															
	Grand Total		**$230,818,046.85**		**100.00%**															

ABFS 2003-1: State by LTV Range

state	LTV Range	Loan Count	Prin Bal	% of State Prin Bal	% of Total Prin Bal	CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA Jr Ratio	Min CLTV	Max CLTV	Avg Bal	Min Bal	Max Bal
AZ	55.01 - 60.00	1	$70,772.99	4.62%	0.03%	60.00	10.69		359	359	1	360	360	100.00	60.00	60.00	$70,772.99	$70,772.99	$70,772.99
AZ	65.01 - 70.00	2	$282,000.00	18.39%	0.12%	69.98	9.34	551	329	329	-	329	329	100.00	69.90	70.00	$141,000.00	$72,000.00	$210,000.00
AZ	70.01 - 75.00	1	$78,750.00	5.14%	0.03%	75.00	7.99	575	360	360	-	360	360	100.00	75.00	75.00	$78,750.00	$78,750.00	$78,750.00
AZ	75.01 - 80.00	3	$239,347.54	15.61%	0.10%	79.52	9.97	529	334	334	0	334	334	82.69	78.91	80.00	$79,782.51	$52,000.00	$100,947.54
AZ	80.01 - 85.00	4	$316,832.16	20.66%	0.14%	85.00	8.65	578	338	338	0	338	338	89.98	85.00	85.00	$79,208.04	$38,054.66	$144,500.00
AZ	85.01 - 90.00	4	$545,771.89	35.59%	0.24%	89.84	8.46	616	359	359	1	360	360	100.00	89.63	90.00	$136,442.97	$95,357.71	$241,820.40
			$1,533,474.58	**100.00%**	**0.66%**														
CO	65.01 - 70.00	1	$86,800.00	19.69%	0.04%	70.00	10.80	510	360	360	-	360	360	100.00	70.00	70.00	$86,800.00	$86,800.00	$86,800.00
CO	75.01 - 80.00	1	$300,000.00	68.06%	0.13%	78.95	8.50	515	360	360	-	360	360	100.00	78.95	78.95	$300,000.00	$300,000.00	$300,000.00
CO	80.01 - 85.00	1	$53,976.21	12.25%	0.02%	83.09	10.02	589	359	359	1	360	360	20.11	83.09	83.09	$53,976.21	$53,976.21	$53,976.21
			$440,776.21	**100.00%**	**0.19%**														
CT	20.01 - 25.00	1	$40,000.00	0.69%	0.02%	22.22	10.74	539	180	180	-	180	180	100.00	22.22	22.22	$40,000.00	$40,000.00	$40,000.00
CT	50.01 - 55.00	1	$100,000.00	1.72%	0.04%	50.14	16.25	546	180	180	-	180	180	56.34	50.14	50.14	$100,000.00	$100,000.00	$100,000.00
CT	60.01 - 65.00	3	$268,825.22	4.63%	0.12%	64.97	12.88	608	338	266	1	339	267	90.38	64.73	65.00	$89,608.41	$30,987.06	$162,459.79
CT	70.01 - 75.00	5	$569,992.96	9.82%	0.25%	74.20	10.22	557	267	267	0	267	267	92.46	72.77	75.00	$113,998.59	$71,000.00	$162,742.96
CT	75.01 - 80.00	11	$1,136,266.11	19.59%	0.49%	79.82	10.05	540	353	337	1	353	337	96.78	76.17	80.00	$103,296.92	$29,000.00	$280,000.00
CT	80.01 - 85.00	9	$1,569,138.20	27.05%	0.68%	84.33	9.83	564	341	311	1	341	311	97.65	81.25	85.00	$174,348.69	$47,000.00	$244,700.00
CT	85.01 - 90.00	18	$1,940,872.74	33.45%	0.84%	89.96	10.34	562	347	302	0	348	302	90.89	88.46	90.00	$107,826.26	$9,990.75	$238,500.00
CT	90.01 - 95.00	1	$83,572.00	1.44%	0.04%	90.00	11.49	544	240	240	-	240	240	34.39	90.00	90.00	$83,572.00	$83,572.00	$83,572.00
CT	95.01 - 100.00	2	$92,861.19	1.60%	0.04%	99.94	13.01	656	239	239	1	240	240	26.47	99.90	100.00	$46,430.60	$33,947.36	$58,913.83
			$5,801,528.42	**100.00%**	**2.51%**														
DE	20.01 - 25.00	1	$109,969.35	9.21%	0.05%	23.55	12.12	497	359	239	1	360	240	100.00	23.55	23.55	$109,969.35	$109,969.35	$109,969.35
DE	50.01 - 55.00	1	$33,455.53	2.80%	0.01%	53.17	9.94	612	239	239	1	240	240	100.00	53.17	53.17	$33,455.53	$33,455.53	$33,455.53
DE	55.01 - 60.00	1	$69,600.00	5.83%	0.03%	60.00	9.80	539	360	360	-	360	360	100.00	60.00	60.00	$69,600.00	$69,600.00	$69,600.00
DE	65.01 - 70.00	1	$18,963.74	1.59%	0.01%	69.96	12.50	584	179	179	1	180	180	17.78	69.96	69.96	$18,963.74	$18,963.74	$18,963.74
DE	75.01 - 80.00	3	$479,097.47	40.13%	0.21%	79.99	9.60	591	360	265	0	360	265	92.50	79.94	80.00	$159,699.16	$44,000.00	$227,200.00
DE	80.01 - 85.00	1	$199,750.00	16.73%	0.09%	85.00	7.19	652	360	360	-	360	360	100.00	85.00	85.00	$199,750.00	$199,750.00	$199,750.00
DE	85.01 - 90.00	2	$282,960.34	23.70%	0.12%	90.00	11.54	547	359	179	1	360	180	100.00	90.00	90.00	$141,480.17	$117,413.68	$165,546.66
			$1,193,796.43	**100.00%**	**0.52%**														
FL	20.01 - 25.00	2	$84,945.47	0.48%	0.04%	23.90	11.66	573	307	222	0	307	222	100.00	22.73	24.39	$42,472.74	$24,945.47	$60,000.00
FL	25.01 - 30.00	1	$95,000.00	0.53%	0.04%	29.05	16.25	501	180	180	-	180	180	49.74	29.05	29.05	$95,000.00	$95,000.00	$95,000.00
FL	30.01 - 35.00	2	$148,000.00	0.83%	0.06%	31.00	15.34	621	148	36	-	148	36	81.83	30.42	32.55	$74,000.00	$40,000.00	$108,000.00
FL	35.01 - 40.00	1	$112,365.70	0.63%	0.05%	38.66	8.59	633	358	358	2	360	360	100.00	38.66	38.66	$112,365.70	$112,365.70	$112,365.70
FL	40.01 - 45.00	3	$143,909.85	0.81%	0.06%	41.52	9.94	593	278	278	1	279	279	100.00	40.23	42.86	$47,969.95	$35,000.00	$63,961.22
FL	45.01 - 50.00	1	$39,987.21	0.22%	0.02%	47.06	11.50	522	359	359	1	360	360	100.00	47.06	47.06	$39,987.21	$39,987.21	$39,987.21
FL	50.01 - 55.00	4	$316,914.53	1.78%	0.14%	52.65	11.81	579	285	244	0	285	245	76.80	51.02	53.79	$79,228.63	$24,962.52	$114,952.01
FL	55.01 - 60.00	6	$701,890.33	3.95%	0.30%	58.07	10.14	576	341	305	0	341	305	79.49	56.18	60.00	$116,981.72	$37,000.00	$250,000.00
FL	60.01 - 65.00	17	$1,400,165.18	7.87%	0.61%	63.20	10.63	571	294	265	1	295	266	89.02	60.17	65.00	$82,362.66	$35,000.00	$299,616.08
FL	65.01 - 70.00	16	$1,475,847.53	8.30%	0.64%	69.51	10.31	589	303	255	1	303	255	97.80	66.67	70.00	$92,240.47	$24,994.89	$304,500.00
FL	70.01 - 75.00	18	$1,310,558.99	7.37%	0.57%	73.27	11.05	556	323	241	1	323	241	86.61	70.07	75.00	$72,808.83	$18,000.00	$163,400.74
FL	75.01 - 80.00	35	$3,482,530.56	19.59%	1.51%	79.57	9.50	579	341	271	0	341	271	97.74	75.36	80.00	$99,500.87	$16,000.00	$208,923.42
FL	80.01 - 85.00	29	$2,551,980.94	14.35%	1.11%	84.23	10.07	574	336	266	1	337	266	96.29	81.77	85.00	$87,999.34	$11,897.54	$273,700.00
FL	85.01 - 90.00	52	$5,110,765.46	28.74%	2.21%	89.74	10.05	588	345	310	0	346	311	90.73	85.00	90.00	$98,283.95	$15,000.00	$332,752.86
FL	90.01 - 95.00	4	$130,013.00	0.73%	0.06%	91.34	12.11	621	298	192	-	298	192	24.46	90.00	93.64	$32,503.25	$25,581.00	$48,000.00
FL	95.01 - 100.00	23	$643,243.78	3.62%	0.28%	99.45	12.59	640	226	186	1	227	187	20.40	95.43	100.00	$27,967.12	$12,884.60	$56,956.45
FL	100.01 - 105.00	1	$32,325.00	0.18%	0.01%	100.00	12.45	671	240	240	-	240	240	17.66	100.00	100.00	$32,325.00	$32,325.00	$32,325.00
			$17,780,443.53	**100.00%**	**7.70%**														
GA	40.01 - 45.00	2	$147,000.00	23.51%	0.06%	42.64	16.25	579	180	180	-	180	180	100.00	40.87	43.48	$73,500.00	$47,000.00	$100,000.00
GA	45.01 - 50.00	1	$99,958.27	15.99%	0.04%	49.27	16.25	618	179	179	1	180	180	55.60	49.27	49.27	$99,958.27	$99,958.27	$99,958.27
GA	65.01 - 70.00	1	$37,000.00	5.92%	0.02%	69.48	16.25	485	180	180	-	180	180	38.04	69.48	69.48	$37,000.00	$37,000.00	$37,000.00
GA	70.01 - 75.00	2	$108,189.48	17.31%	0.05%	74.82	13.75	568	179	179	1	180	180	70.28	74.78	74.93	$54,094.74	$25,189.48	$83,000.00
GA	75.01 - 80.00	1	$233,000.00	37.27%	0.10%	75.70	16.25	725	180	180	-	180	180	43.97	75.70	75.70	$233,000.00	$233,000.00	$233,000.00
			$625,147.75	**100.00%**	**0.27%**														
IA	30.01 - 35.00	1	$32,834.13	4.21%	0.01%	33.33	9.49	561	119	119	1	120	120	100.00	33.33	33.33	$32,834.13	$32,834.13	$32,834.13
IA	65.01 - 70.00	1	$30,100.00	3.86%	0.01%	70.00	12.69	539	360	180	-	360	180	100.00	70.00	70.00	$30,100.00	$30,100.00	$30,100.00
IA	75.01 - 80.00	3	$139,426.07	17.88%	0.06%	78.38	11.14	588	360	262	0	360	263	99.17	76.49	80.00	$46,475.36	$32,000.00	$64,226.07

ABFS 2003-1: State by LTV Range

state	LTV Range	Loan Count	Prin Bal	% of State Prin Bal	% of Total Prin Bal		CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA Jr. Ratio	Min CLTV	Max CLTV	Avg Bal	Min Bal	Max Bal
IA	80.01 - 85.00	3	$182,246.73	23.37%	0.08%		85.00	12.32	509	285	285	1	286	286	100.00	85.00	85.00	$60,748.91	$32,300.00	$79,029.99
IA	85.01 - 90.00	6	$395,078.61	50.67%	0.17%		90.00	10.55	634	327	244	0	327	244	100.00	90.00	90.00	$65,846.44	$33,300.00	$112,500.00
			$779,685.54	**100.00%**	**0.34%**															
IL	10.01 - 15.00	1	$31,000.00	0.27%	0.01%		11.48	10.25	558	240	240	-	240	240	100.00	11.48	11.48	$31,000.00	$31,000.00	$31,000.00
IL	25.01 - 30.00	3	$114,960.94	1.01%	0.05%		26.79	12.39	560	297	231	1	297	232	100.00	25.91	28.74	$38,320.31	$24,985.59	$49,975.35
IL	30.01 - 35.00	2	$129,920.07	1.15%	0.06%		31.67	10.08	593	359	276	1	360	277	100.00	30.77	33.11	$64,960.04	$49,953.63	$79,966.44
IL	40.01 - 45.00	2	$149,000.00	1.31%	0.06%		42.21	9.07	562	360	197	-	360	197	100.00	41.75	42.40	$74,500.00	$43,000.00	$106,000.00
IL	45.01 - 50.00	2	$116,966.12	1.03%	0.05%		47.67	10.29	616	303	303	1	304	304	65.69	46.97	48.46	$58,483.06	$55,000.00	$61,966.12
IL	50.01 - 55.00	4	$387,924.12	3.42%	0.17%		54.11	13.24	537	254	254	0	254	254	74.26	50.72	54.55	$96,981.03	$35,000.00	$168,000.00
IL	55.01 - 60.00	2	$269,870.89	2.38%	0.12%		59.88	8.81	722	360	180	0	360	180	90.78	58.94	60.00	$134,935.45	$29,870.89	$240,000.00
IL	60.01 - 65.00	6	$406,365.31	3.58%	0.18%		62.30	10.72	655	320	214	1	320	214	92.98	61.26	65.00	$67,727.55	$15,500.00	$159,902.87
IL	65.01 - 70.00	10	$654,478.72	5.77%	0.28%		68.90	11.08	563	332	299	0	333	300	87.02	65.19	70.00	$65,447.87	$19,824.66	$119,500.00
IL	70.01 - 75.00	13	$1,372,679.57	12.10%	0.59%		73.98	10.05	568	341	309	1	341	310	96.13	71.43	75.00	$105,590.74	$17,000.00	$243,750.00
IL	75.01 - 80.00	17	$1,866,293.72	16.46%	0.81%		78.43	9.58	588	332	290	1	333	291	93.03	75.45	80.00	$109,781.98	$30,000.00	$281,855.02
IL	80.01 - 85.00	17	$1,414,242.78	12.47%	0.61%		84.10	10.36	589	349	299	1	349	300	94.35	80.10	85.00	$83,190.75	$10,000.00	$248,200.00
IL	85.01 - 90.00	42	$3,810,115.94	33.60%	1.65%		89.17	10.01	570	335	289	0	336	289	86.99	85.00	90.00	$90,717.05	$9,450.00	$229,500.00
IL	90.01 - 95.00	5	$131,277.86	1.16%	0.06%		91.54	11.71	628	336	201	1	337	202	15.08	90.00	94.86	$26,255.57	$9,978.45	$38,000.00
IL	95.01 - 100.00	14	$466,189.60	4.11%	0.20%		99.60	11.42	633	282	219	0	283	219	19.09	96.09	100.00	$33,299.26	$18,000.00	$51,621.00
IL	100.01 - 105.00	1	$19,300.00	0.17%	0.01%		100.00	11.29	605	360	180	-	360	180	12.06	100.00	100.00	$19,300.00	$19,300.00	$19,300.00
			$11,340,585.64	**100.00%**	**4.91%**															
IN	25.01 - 30.00	2	$49,895.15	1.28%	0.02%		27.48	10.96	568	184	179	1	185	180	100.00	27.03	27.78	$24,947.58	$19,958.11	$29,937.04
IN	40.01 - 45.00	2	$67,864.19	1.74%	0.03%		41.98	10.88	526	179	179	1	180	180	100.00	41.67	42.22	$33,932.10	$29,864.19	$38,000.00
IN	45.01 - 50.00	1	$49,942.92	1.28%	0.02%		50.00	11.09	595	239	239	1	240	240	100.00	50.00	50.00	$49,942.92	$49,942.92	$49,942.92
IN	50.01 - 55.00	2	$266,395.73	6.84%	0.12%		54.95	15.36	576	326	180	0	327	180	100.00	54.94	55.00	$133,197.87	$49,395.73	$217,000.00
IN	55.01 - 60.00	1	$19,992.95	0.51%	0.01%		57.14	11.05	467	359	179	1	360	180	100.00	57.14	57.14	$19,992.95	$19,992.95	$19,992.95
IN	60.01 - 65.00	7	$613,149.87	15.74%	0.27%		63.68	14.34	555	297	196	1	298	197	89.52	61.11	65.00	$87,592.84	$20,000.00	$312,000.00
IN	65.01 - 70.00	3	$206,700.00	5.31%	0.09%		68.95	9.75	616	316	285	-	316	285	100.00	65.79	70.00	$68,900.00	$35,700.00	$121,000.00
IN	70.01 - 75.00	5	$203,273.05	5.22%	0.09%		74.10	12.91	589	292	167	1	292	168	77.44	71.43	75.00	$40,654.61	$22,757.46	$60,800.00
IN	75.01 - 80.00	11	$928,488.20	23.83%	0.40%		79.51	10.39	570	322	305	1	322	306	96.10	77.06	80.00	$84,408.02	$39,961.43	$172,000.00
IN	80.01 - 85.00	7	$521,043.28	13.37%	0.23%		84.48	10.05	577	359	328	1	360	328	100.00	83.03	85.00	$74,434.75	$47,575.52	$136,922.63
IN	85.01 - 90.00	11	$833,600.43	21.39%	0.36%		88.89	10.57	583	296	232	1	297	233	97.56	85.29	90.00	$75,781.86	$24,700.59	$141,480.26
IN	90.01 - 95.00	3	$55,894.70	1.43%	0.02%		94.26	12.70	644	338	190	1	339	191	16.87	92.90	94.73	$18,631.57	$10,000.00	$23,000.00
IN	95.01 - 100.00	3	$80,056.06	2.05%	0.03%		100.00	11.04	617	337	191	1	338	191	24.67	100.00	100.00	$26,685.35	$14,985.73	$45,585.00
			$3,896,296.53	**100.00%**	**1.69%**															
KS	55.01 - 60.00	1	$32,789.37	3.31%	0.01%		59.64	11.44	631	359	179	1	360	180	100.00	59.64	59.64	$32,789.37	$32,789.37	$32,789.37
KS	65.01 - 70.00	1	$59,500.00	6.01%	0.03%		70.00	10.99	573	360	180	-	360	180	100.00	70.00	70.00	$59,500.00	$59,500.00	$59,500.00
KS	70.01 - 75.00	3	$325,561.14	32.90%	0.14%		71.80	9.74	588	359	218	1	360	218	100.00	71.04	75.00	$108,520.38	$35,604.24	$172,000.00
KS	75.01 - 80.00	4	$182,121.76	18.40%	0.08%		79.31	11.28	493	320	179	1	322	180	95.94	75.32	80.00	$45,530.44	$10,000.00	$103,929.43
KS	80.01 - 85.00	1	$68,000.00	6.87%	0.03%		85.00	11.35	542	360	180	-	360	180	100.00	85.00	85.00	$68,000.00	$68,000.00	$68,000.00
KS	85.01 - 90.00	4	$270,616.55	27.35%	0.12%		89.99	10.58	568	342	197	1	342	198	96.28	89.85	90.00	$67,654.14	$16,000.00	$113,357.30
KS	95.01 - 100.00	1	$51,000.00	5.15%	0.02%		97.31	12.45	709	360	180	-	360	180	30.83	97.31	97.31	$51,000.00	$51,000.00	$51,000.00
			$989,588.82	**100.00%**	**0.43%**															
KY	10.01 - 15.00	1	$19,959.75	1.07%	0.01%		14.81	10.55	614	191	179	1	192	180	100.00	14.81	14.81	$19,959.75	$19,959.75	$19,959.75
KY	20.01 - 25.00	1	$35,000.00	1.87%	0.02%		21.41	8.99	630	120	120	-	120	120	100.00	21.41	21.41	$35,000.00	$35,000.00	$35,000.00
KY	30.01 - 35.00	1	$50,000.00	2.67%	0.02%		30.49	8.99	629	240	240	-	240	240	100.00	30.49	30.49	$50,000.00	$50,000.00	$50,000.00
KY	35.01 - 40.00	1	$23,000.00	1.23%	0.01%		35.38	8.49	671	360	240	-	360	240	100.00	35.38	35.38	$23,000.00	$23,000.00	$23,000.00
KY	50.01 - 55.00	1	$45,000.00	2.41%	0.02%		52.33	10.15	633	180	180	-	180	180	100.00	52.33	52.33	$45,000.00	$45,000.00	$45,000.00
KY	55.01 - 60.00	2	$189,635.22	10.14%	0.08%		58.46	14.81	534	179	134	1	180	136	100.00	58.33	58.82	$94,817.61	$49,693.64	$139,941.58
KY	60.01 - 65.00	2	$97,257.00	5.20%	0.04%		63.00	11.09	550	287	239	1	288	240	100.00	61.68	65.00	$48,628.50	$38,657.00	$58,600.00
KY	65.01 - 70.00	1	$20,292.84	1.08%	0.01%		68.62	11.05	648	359	179	1	360	180	23.10	68.62	68.62	$20,292.84	$20,292.84	$20,292.84
KY	70.01 - 75.00	3	$190,794.96	10.20%	0.08%		73.48	10.94	555	312	199	1	313	200	100.00	72.38	74.71	$63,598.32	$49,867.74	$75,946.28
KY	75.01 - 80.00	4	$243,342.95	13.01%	0.11%		79.49	9.74	660	237	190	1	238	191	85.54	77.96	80.00	$60,835.74	$41,587.41	$89,750.23
KY	80.01 - 85.00	5	$379,696.69	20.30%	0.16%		84.96	10.45	550	313	227	0	314	227	100.00	84.68	85.00	$75,939.34	$46,750.00	$99,450.00
KY	85.01 - 90.00	8	$507,384.74	27.12%	0.22%		90.00	10.72	580	329	270	0	330	270	96.27	90.00	90.00	$63,423.09	$25,116.26	$115,200.00
KY	90.01 - 95.00	1	$31,257.99	1.67%	0.01%		90.00	11.99	659	359	179	1	360	180	11.21	90.00	90.00	$31,257.99	$31,257.99	$31,257.99
KY	95.01 - 100.00	1	$37,991.29	2.03%	0.02%		99.97	12.99	638	359	179	1	360	180	23.03	99.97	99.97	$37,991.29	$37,991.29	$37,991.29
			$1,870,613.43	**100.00%**	**0.81%**															

ABFS 2003-1: State by LTV Range

state	LTV Range	Loan Count	Prin Bal	% of State Prin Bal	% of Total Prin Bal	CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA Jr Ratio	Min CLTV	Max CLTV	Avg Bal	Min Bal	Max Bal
MA	5.01 - 10.00	1	$19,792.39	0.09%	0.01%	7.07	8.99	674	118	118	2	120	120	100.00	7.07	7.07	$19,792.39	$19,792.39	$19,792.39
MA	10.01 - 15.00	2	$156,000.00	0.73%	0.07%	12.10	13.56	632	206	206	1	206	206	100.00	11.42	13.33	$78,000.00	$56,000.00	$100,000.00
MA	15.01 - 20.00	1	$75,000.00	0.35%	0.03%	19.48	11.90	557	360	360	-	360	360	100.00	19.48	19.48	$75,000.00	$75,000.00	$75,000.00
MA	25.01 - 30.00	3	$241,118.96	1.13%	0.10%	27.91	10.86	647	336	191	1	336	192	73.08	25.71	29.28	$80,372.99	$47,955.05	$103,163.91
MA	30.01 - 35.00	3	$264,214.36	1.23%	0.11%	33.99	10.84	612	360	264	0	360	265	81.79	32.65	35.00	$88,071.45	$60,000.00	$124,214.36
MA	35.01 - 40.00	1	$52,471.26	0.25%	0.02%	39.85	8.99	560	359	359	1	360	360	42.49	39.85	39.85	$52,471.26	$52,471.26	$52,471.26
MA	40.01 - 45.00	3	$469,882.91	2.19%	0.20%	42.17	12.32	620	353	235	0	354	235	76.56	40.74	45.00	$156,627.64	$24,973.69	$310,000.00
MA	45.01 - 50.00	6	$788,687.74	3.68%	0.34%	48.26	9.71	597	303	267	0	303	267	97.84	45.45	50.00	$131,447.96	$19,882.07	$260,000.00
MA	50.01 - 55.00	5	$790,106.43	3.69%	0.34%	52.59	10.08	536	336	316	1	337	317	92.96	51.45	53.97	$158,021.29	$99,958.27	$256,000.00
MA	55.01 - 60.00	9	$1,249,658.61	5.84%	0.54%	58.49	9.69	597	348	291	1	349	292	96.04	55.15	60.00	$138,850.96	$26,000.00	$270,000.00
MA	60.01 - 65.00	9	$1,561,100.40	7.29%	0.68%	63.26	12.20	581	294	216	1	295	216	92.99	60.28	65.00	$173,455.60	$25,000.00	$398,000.00
MA	65.01 - 70.00	16	$2,293,406.63	10.71%	0.99%	67.85	10.71	568	334	306	1	334	307	87.52	65.05	70.00	$143,337.91	$42,000.00	$290,780.11
MA	70.01 - 75.00	15	$1,943,718.67	9.08%	0.84%	74.13	10.58	593	315	267	1	315	268	87.15	70.05	75.00	$129,581.24	$35,000.00	$300,000.00
MA	75.01 - 80.00	28	$4,767,865.74	22.27%	2.07%	79.26	9.20	582	351	327	1	351	328	94.63	75.12	80.00	$170,280.92	$35,835.27	$344,000.00
MA	80.01 - 85.00	21	$3,561,378.77	16.63%	1.54%	84.50	9.36	587	345	306	0	345	307	94.54	81.26	85.00	$169,589.47	$20,000.00	$349,841.49
MA	85.01 - 90.00	20	$2,818,370.90	13.16%	1.22%	89.58	9.34	624	355	315	1	355	315	90.78	85.54	90.00	$140,918.55	$15,000.00	$323,823.05
MA	90.01 - 95.00	4	$206,002.69	0.96%	0.09%	92.73	11.99	625	307	206	0	307	206	24.46	90.00	95.00	$51,500.67	$40,159.31	$64,762.00
MA	95.01 - 100.00	4	$154,829.28	0.72%	0.07%	99.98	12.21	628	190	190	1	191	191	14.91	99.92	100.00	$38,707.32	$27,973.36	$52,000.00
			$21,413,605.74	**100.00%**	**9.28%**														
MD	15.01 - 20.00	1	$40,000.00	0.58%	0.02%	15.38	9.59	581	360	240	-	360	240	100.00	15.38	15.38	$40,000.00	$40,000.00	$40,000.00
MD	20.01 - 25.00	1	$10,000.00	0.15%	0.00%	21.74	9.59	569	180	180	-	180	180	27.88	21.74	21.74	$10,000.00	$10,000.00	$10,000.00
MD	50.01 - 55.00	1	$40,000.00	0.58%	0.02%	53.33	16.25	568	180	120	-	180	120	100.00	53.33	53.33	$40,000.00	$40,000.00	$40,000.00
MD	55.01 - 60.00	2	$115,922.24	1.69%	0.05%	57.46	9.80	556	177	177	0	178	178	100.00	56.07	58.95	$57,961.12	$55,922.24	$60,000.00
MD	60.01 - 65.00	3	$427,953.68	6.26%	0.19%	63.44	10.78	509	347	347	0	347	347	100.00	62.03	65.00	$142,651.23	$44,953.68	$214,000.00
MD	65.01 - 70.00	4	$356,813.63	5.22%	0.15%	69.19	11.74	554	284	244	1	286	245	87.69	67.81	70.00	$89,203.41	$18,100.00	$149,752.51
MD	70.01 - 75.00	7	$898,281.19	13.13%	0.39%	73.83	11.28	553	328	208	0	328	208	89.54	71.07	75.00	$128,325.88	$53,000.00	$272,920.13
MD	75.01 - 80.00	12	$1,295,997.64	18.95%	0.56%	79.41	9.50	576	343	296	0	343	296	97.73	75.01	80.00	$107,999.80	$11,394.01	$278,400.00
MD	80.01 - 85.00	10	$1,260,472.39	18.43%	0.55%	84.45	10.03	558	342	280	1	343	281	97.57	80.00	85.00	$126,047.24	$39,406.84	$267,603.44
MD	85.01 - 90.00	19	$1,949,262.59	28.49%	0.84%	89.84	10.43	583	334	262	0	334	262	88.61	87.59	90.00	$102,592.77	$31,162.49	$202,500.00
MD	90.01 - 95.00	2	$233,396.01	3.41%	0.10%	90.48	9.34	561	340	286	1	341	287	91.48	90.00	90.54	$116,698.01	$25,260.00	$208,136.01
MD	95.01 - 100.00	7	$212,622.64	3.11%	0.09%	99.19	12.40	624	249	184	0	250	185	20.51	97.09	100.00	$30,374.66	$16,000.00	$38,990.35
			$6,840,722.01	**100.00%**	**2.96%**														
ME	75.01 - 80.00	2	$249,429.55	69.47%	0.11%	80.00	8.68	579	358	358	2	360	360	100.00	80.00	80.00	$124,714.78	$89,492.65	$159,936.90
ME	80.01 - 85.00	1	$69,661.85	19.40%	0.03%	85.00	8.99	638	359	359	1	360	360	100.00	85.00	85.00	$69,661.85	$69,661.85	$69,661.85
ME	95.01 - 100.00	1	$39,956.75	11.13%	0.02%	100.00	11.50	627	239	239	1	240	240	19.98	100.00	100.00	$39,956.75	$39,956.75	$39,956.75
			$359,048.15	**100.00%**	**0.16%**														
MI	15.01 - 20.00	1	$20,400.00	0.16%	0.01%	18.55	10.49	560	240	240	-	240	240	100.00	18.55	18.55	$20,400.00	$20,400.00	$20,400.00
MI	20.01 - 25.00	1	$34,841.32	0.27%	0.02%	23.33	9.99	618	131	119	1	132	120	100.00	23.33	23.33	$34,841.32	$34,841.32	$34,841.32
MI	25.01 - 30.00	3	$167,801.53	1.29%	0.07%	28.30	10.65	581	151	145	0	151	145	100.00	27.78	29.63	$55,933.84	$27,801.53	$100,000.00
MI	30.01 - 35.00	2	$94,933.33	0.73%	0.04%	34.67	15.14	532	179	179	1	180	180	56.81	33.76	34.91	$47,466.67	$20,000.00	$74,933.33
MI	35.01 - 40.00	2	$49,992.85	0.38%	0.02%	38.50	11.05	608	360	216	0	360	216	100.00	37.50	40.00	$24,996.43	$19,992.85	$30,000.00
MI	40.01 - 45.00	8	$358,773.56	2.76%	0.16%	43.07	10.97	614	233	174	1	234	175	100.00	41.10	44.91	$44,846.70	$23,897.84	$74,612.21
MI	45.01 - 50.00	8	$334,929.59	2.58%	0.15%	48.99	11.76	577	285	204	1	286	205	100.00	46.53	50.00	$41,866.20	$32,000.00	$52,478.09
MI	50.01 - 55.00	5	$419,720.10	3.23%	0.18%	54.06	12.27	623	296	242	1	297	243	100.00	53.73	54.63	$83,944.02	$35,000.00	$174,890.05
MI	55.01 - 60.00	8	$361,789.61	2.78%	0.16%	58.90	11.33	577	333	257	1	334	258	91.80	55.35	60.00	$45,223.70	$11,992.80	$63,964.97
MI	60.01 - 65.00	4	$227,017.90	1.75%	0.10%	63.55	11.25	552	309	189	1	310	190	100.00	60.94	65.00	$56,754.48	$38,989.32	$71,345.88
MI	65.01 - 70.00	13	$750,751.16	5.78%	0.33%	68.30	12.00	565	325	252	1	325	252	95.10	65.22	70.00	$57,750.09	$19,909.96	$83,278.14
MI	70.01 - 75.00	12	$871,164.94	6.70%	0.38%	74.03	10.47	548	320	269	1	321	270	94.88	70.59	75.00	$72,597.08	$15,000.00	$123,945.02
MI	75.01 - 80.00	42	$3,469,222.43	26.69%	1.50%	79.28	9.69	600	336	248	1	336	249	94.94	75.37	80.00	$82,600.53	$9,993.29	$290,000.00
MI	80.01 - 85.00	25	$1,729,917.45	13.31%	0.75%	84.50	10.23	571	336	238	0	337	239	87.67	82.22	85.00	$69,196.70	$18,000.00	$169,896.80
MI	85.01 - 90.00	48	$3,639,319.72	28.00%	1.58%	89.59	10.24	588	333	247	0	334	247	85.21	85.76	90.00	$75,819.16	$9,160.00	$180,000.00
MI	90.01 - 95.00	3	$94,054.00	0.72%	0.04%	91.75	12.91	604	360	180	-	360	180	23.40	90.00	92.96	$31,351.33	$16,709.00	$55,500.00
MI	95.01 - 100.00	13	$372,511.51	2.87%	0.16%	99.59	12.65	648	266	178	1	267	179	23.09	95.48	100.00	$28,654.73	$14,900.00	$53,789.14
			$12,997,141.00	**100.00%**	**5.63%**														
MN	20.01 - 25.00	1	$54,964.27	2.97%	0.02%	23.61	11.45	560	358	178	2	360	180	100.00	23.61	23.61	$54,964.27	$54,964.27	$54,964.27
MN	50.01 - 55.00	1	$30,237.37	1.63%	0.01%	51.44	11.98	659	359	179	1	360	180	18.97	51.44	51.44	$30,237.37	$30,237.37	$30,237.37
MN	75.01 - 80.00	6	$598,858.18	32.32%	0.26%	80.00	9.21	585	332	211	1	333	212	100.00	80.00	80.00	$99,809.70	$55,200.00	$160,000.00
MN	80.01 - 85.00	5	$383,440.87	20.69%	0.17%	83.08	10.16	577	309	236	1	310	237	77.61	80.59	84.72	$76,688.17	$27,987.18	$145,661.44

ABFS 2003-1: State by LTV Range

state	LTV_Range	Loan_Count	Prin_Bal	% of State Prin Bal	% of Total Prin Bal		CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA_Jr_Ratio	Min_CLTV	Max_CLTV	Avg_Bal	Min_Bal	Max_Bal
MN	85.01 - 90.00	7	$639,380.80	34.51%	0.28%		89.85	10.02	574	329	222	0	330	222	97.21	85.00	90.00	$91,340.11	$19,312.00	$135,000.00
MN	95.01 - 100.00	5	$146,044.65	7.88%	0.06%		99.85	13.24	608	202	202	1	203	203	29.03	99.19	100.00	$29,208.93	$13,800.00	$56,896.03
			$1,852,926.14	**100.00%**	**0.80%**															
MO	40.01 - 45.00	1	$130,000.00	3.38%	0.06%		43.33	16.25	629	180	180	-	180	180	100.00	43.33	43.33	$130,000.00	$130,000.00	$130,000.00
MO	55.01 - 60.00	1	$93,809.11	2.44%	0.04%		56.97	7.99	632	357	357	3	360	360	100.00	56.97	56.97	$93,809.11	$93,809.11	$93,809.11
MO	60.01 - 65.00	3	$200,524.53	5.21%	0.09%		64.92	12.96	565	295	273	1	296	274	100.00	64.71	65.00	$66,841.51	$54,975.62	$74,078.74
MO	65.01 - 70.00	2	$144,053.86	3.74%	0.06%		70.00	9.53	635	358	358	2	360	360	100.00	70.00	70.00	$72,026.93	$57,322.56	$86,731.30
MO	70.01 - 75.00	3	$209,852.95	5.46%	0.09%		74.21	9.64	549	359	346	1	360	347	100.00	73.62	75.00	$69,950.98	$44,908.94	$119,944.01
MO	75.01 - 80.00	14	$1,271,338.43	33.05%	0.55%		79.53	9.31	582	346	319	0	347	319	100.00	76.00	80.00	$90,809.89	$36,000.00	$184,000.00
MO	80.01 - 85.00	7	$648,448.00	16.86%	0.28%		85.00	9.76	581	360	331	0	360	331	100.00	85.00	85.00	$92,635.43	$44,200.00	$174,250.00
MO	85.01 - 90.00	8	$1,094,140.01	28.44%	0.47%		90.00	8.93	603	323	306	0	323	306	100.00	90.00	90.00	$136,767.50	$70,200.00	$225,000.00
MO	95.01 - 100.00	2	$54,400.00	1.41%	0.02%		100.00	11.20	699	253	180	-	253	180	20.00	100.00	100.00	$27,200.00	$22,000.00	$32,400.00
			$3,846,566.89	**100.00%**	**1.67%**															
NC	25.01 - 30.00	1	$27,370.27	0.39%	0.01%		26.96	11.50		239	239	1	240	240	100.00	26.96	26.96	$27,370.27	$27,370.27	$27,370.27
NC	30.01 - 35.00	1	$41,475.28	0.60%	0.02%		33.20	11.84	554	358	238	2	360	240	100.00	33.20	33.20	$41,475.28	$41,475.28	$41,475.28
NC	35.01 - 40.00	3	$109,446.29	1.57%	0.05%		37.32	10.64	547	252	252	0	252	252	100.00	35.22	38.60	$36,482.10	$24,946.29	$44,000.00
NC	45.01 - 50.00	5	$186,466.87	2.68%	0.08%		49.42	13.50	524	271	235	0	271	235	95.46	45.52	50.00	$37,293.37	$11,978.17	$80,000.00
NC	50.01 - 55.00	1	$159,958.87	2.30%	0.07%		54.31	12.48	541	359	239	1	360	240	100.00	54.31	54.31	$159,958.87	$159,958.87	$159,958.87
NC	55.01 - 60.00	1	$65,000.00	0.93%	0.03%		59.36	11.44	538	360	180	-	360	180	100.00	59.36	59.36	$65,000.00	$65,000.00	$65,000.00
NC	60.01 - 65.00	3	$131,218.19	1.88%	0.06%		65.00	12.27	513	317	282	1	317	282	100.00	65.00	65.00	$43,739.40	$31,132.96	$61,735.23
NC	65.01 - 70.00	4	$169,247.67	2.43%	0.07%		70.00	11.62	519	336	244	2	338	246	100.00	70.00	70.00	$42,311.92	$22,321.29	$51,762.00
NC	70.01 - 75.00	4	$295,714.45	4.24%	0.13%		74.31	12.70	591	263	186	1	264	187	100.00	73.36	75.00	$73,928.61	$49,662.51	$98,000.00
NC	75.01 - 80.00	20	$1,666,740.90	23.92%	0.72%		79.17	9.93	569	353	283	1	354	284	99.27	76.69	80.00	$83,337.05	$18,000.00	$172,860.09
NC	80.01 - 85.00	18	$1,657,758.44	23.79%	0.72%		84.34	10.36	544	353	310	0	354	310	98.67	80.95	85.00	$92,097.69	$6,247.64	$290,000.00
NC	85.01 - 90.00	28	$2,266,796.95	32.53%	0.98%		89.38	10.71	591	310	214	1	310	214	95.04	85.06	90.00	$80,957.03	$10,952.15	$174,641.02
NC	95.01 - 100.00	7	$190,528.51	2.73%	0.08%		99.86	13.21	636	259	177	0	259	177	23.73	99.57	100.00	$27,218.36	$16,800.00	$48,000.00
			$6,967,722.69	**100.00%**	**3.02%**															
NE	70.01 - 75.00	1	$92,196.25	42.80%	0.04%		75.00	8.69	604	359	359	1	360	360	100.00	75.00	75.00	$92,196.25	$92,196.25	$92,196.25
NE	75.01 - 80.00	1	$71,000.00	32.96%	0.03%		76.34	9.94	579	360	180	-	360	180	100.00	76.34	76.34	$71,000.00	$71,000.00	$71,000.00
NE	85.01 - 90.00	1	$52,200.00	24.23%	0.02%		90.00	11.30	520	360	180	-	360	180	100.00	90.00	90.00	$52,200.00	$52,200.00	$52,200.00
			$215,396.25	**100.00%**	**0.09%**															
NH	40.01 - 45.00	1	$84,449.81	6.17%	0.04%		44.00	10.99	514	359	359	1	360	360	100.00	44.00	44.00	$84,449.81	$84,449.81	$84,449.81
NH	60.01 - 65.00	1	$86,391.87	6.31%	0.04%		65.00	7.99	650	359	359	1	360	360	100.00	65.00	65.00	$86,391.87	$86,391.87	$86,391.87
NH	65.01 - 70.00	1	$400,000.00	29.21%	0.17%		66.67	14.25	576	360	180	-	360	180	100.00	66.67	66.67	$400,000.00	$400,000.00	$400,000.00
NH	70.01 - 75.00	1	$235,383.91	17.19%	0.10%		75.00	9.49	572	359	359	1	360	360	100.00	75.00	75.00	$235,383.91	$235,383.91	$235,383.91
NH	75.01 - 80.00	1	$168,000.00	12.27%	0.07%		80.00	9.99	504	360	360	-	360	360	100.00	80.00	80.00	$168,000.00	$168,000.00	$168,000.00
NH	80.01 - 85.00	2	$115,800.00	8.46%	0.05%		83.43	11.02	582	206	206	-	206	206	22.07	82.59	84.09	$57,900.00	$50,800.00	$65,000.00
NH	85.01 - 90.00	2	$279,392.55	20.40%	0.12%		90.00	8.24	678	358	347	2	360	349	94.78	89.96	90.00	$139,696.28	$16,947.13	$262,445.42
			$1,369,418.14	**100.00%**	**0.59%**															
NJ	5.01 - 10.00	1	$20,000.00	0.07%	0.01%		8.16	8.49	658	60	60	-	60	60	100.00	8.16	8.16	$20,000.00	$20,000.00	$20,000.00
NJ	10.01 - 15.00	2	$85,000.00	0.29%	0.04%		13.10	10.10	621	246	140	-	246	140	100.00	11.11	14.49	$42,500.00	$35,000.00	$50,000.00
NJ	15.01 - 20.00	2	$82,795.72	0.28%	0.04%		18.01	9.84	611	258	179	1	259	180	100.00	16.50	19.01	$41,397.86	$33,000.00	$49,795.72
NJ	20.01 - 25.00	3	$125,913.25	0.42%	0.05%		23.44	9.75	592	286	233	0	287	233	100.00	21.60	24.45	$41,971.08	$34,913.25	$56,000.00
NJ	25.01 - 30.00	3	$84,981.16	0.29%	0.04%		28.65	10.76	582	306	186	1	307	187	81.69	28.00	29.41	$28,327.05	$24,991.18	$34,989.98
NJ	30.01 - 35.00	2	$181,500.00	0.61%	0.08%		31.79	9.69	555	360	180	-	360	180	100.00	31.39	32.06	$90,750.00	$72,500.00	$109,000.00
NJ	35.01 - 40.00	6	$411,171.60	1.38%	0.18%		37.54	11.01	574	337	219	1	337	220	95.14	35.09	39.06	$68,528.60	$19,805.58	$116,468.47
NJ	40.01 - 45.00	7	$434,573.87	1.46%	0.19%		42.95	10.56	562	308	252	0	308	252	100.00	40.63	44.98	$62,081.98	$35,000.00	$78,500.00
NJ	45.01 - 50.00	2	$94,949.99	0.32%	0.04%		46.39	10.92	562	315	277	1	316	278	79.47	46.19	46.51	$47,475.00	$35,000.00	$59,949.99
NJ	50.01 - 55.00	6	$849,816.90	2.86%	0.37%		53.30	10.77	573	356	207	1	357	208	94.98	50.34	55.00	$141,636.15	$14,000.00	$288,750.00
NJ	55.01 - 60.00	10	$1,235,175.82	4.16%	0.54%		57.79	10.55	609	323	254	1	324	255	98.48	56.17	60.00	$123,517.58	$24,865.43	$205,381.77
NJ	60.01 - 65.00	18	$1,738,427.99	5.85%	0.75%		63.20	9.98	610	342	247	1	342	248	89.78	60.34	65.00	$96,579.33	$14,989.60	$240,563.08
NJ	65.01 - 70.00	41	$3,786,927.84	12.75%	1.64%		69.10	10.99	583	315	218	0	316	218	84.43	65.09	70.00	$92,364.09	$12,738.00	$295,000.00
NJ	70.01 - 75.00	40	$4,609,742.73	15.52%	2.00%		73.18	11.18	591	308	215	1	309	215	83.60	70.09	75.00	$115,243.57	$19,764.18	$500,000.00
NJ	75.01 - 80.00	55	$6,189,842.40	20.84%	2.68%		79.27	9.81	579	345	238	1	345	238	91.12	75.00	80.00	$112,542.59	$14,694.35	$316,000.00
NJ	80.01 - 85.00	31	$3,383,795.04	11.39%	1.47%		84.03	10.14	591	343	235	0	343	235	80.08	80.12	85.00	$109,154.68	$17,595.33	$278,800.00
NJ	85.01 - 90.00	49	$5,589,858.94	18.82%	2.42%		89.25	10.00	592	344	250	1	344	250	82.92	85.16	90.00	$114,078.75	$9,592.92	$315,000.00
NJ	90.01 - 95.00	4	$112,742.50	0.38%	0.05%		91.68	12.89	625	259	180	0	260	180	25.14	90.00	93.18	$28,185.63	$9,800.00	$40,000.00

ABFS 2003-1: State by LTV Range

State	LTV_Range	Loan_Count	Prin_Bal	% of State Prin Bal	% of Total Prin Bal	CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA_Jr_Ratio	Min_CLTV	Max_CLTV	Avg_Bal	Min_Bal	Max_Bal
NJ	95.01 - 100.00	17	$683,084.57	2.30%	0.30%	99.61	12.98	644	323	187	0	324	188	21.27	96.71	100.00	$40,181.45	$19,994.59	$75,000.00
			$29,700,300.32	**100.00%**	**12.87%**														
NY	5.01 - 10.00	1	$27,000.00	0.05%	0.01%	8.44	9.94	537	180	180	-	180	180	100.00	8.44	8.44	$27,000.00	$27,000.00	$27,000.00
NY	10.01 - 15.00	4	$228,688.77	0.46%	0.10%	13.68	10.96	631	213	213	1	214	214	67.25	13.50	13.92	$57,172.19	$30,000.00	$100,000.00
NY	15.01 - 20.00	2	$84,943.30	0.17%	0.04%	18.71	11.26	531	303	303	1	304	304	100.00	18.00	19.51	$42,471.65	$39,963.47	$44,979.83
NY	20.01 - 25.00	3	$249,409.95	0.50%	0.11%	22.66	9.56	591	166	166	1	167	167	100.00	21.57	24.07	$83,136.65	$54,755.10	$130,000.00
NY	25.01 - 30.00	6	$357,000.00	0.72%	0.15%	28.81	10.29	566	337	283	-	337	283	92.32	26.79	30.00	$59,500.00	$12,000.00	$100,000.00
NY	30.01 - 35.00	4	$310,915.19	0.62%	0.13%	32.11	10.10	579	340	273	1	340	274	100.00	30.59	34.00	$77,728.80	$34,000.00	$114,930.19
NY	35.01 - 40.00	3	$392,936.19	0.79%	0.17%	37.06	9.67	554	282	282	0	282	282	100.00	35.49	38.65	$130,978.73	$62,936.19	$170,000.00
NY	40.01 - 45.00	7	$940,485.40	1.89%	0.41%	42.54	9.93	631	299	299	0	299	299	100.00	40.98	44.59	$134,355.06	$24,938.42	$250,000.00
NY	45.01 - 50.00	14	$2,055,870.39	4.13%	0.89%	48.28	13.43	581	293	237	1	293	237	83.73	45.07	50.00	$146,847.89	$19,913.94	$550,000.00
NY	50.01 - 55.00	14	$1,418,073.82	2.85%	0.61%	53.78	12.52	576	289	266	0	289	267	83.23	50.72	55.00	$101,290.99	$23,000.00	$179,616.86
NY	55.01 - 60.00	23	$3,332,542.08	6.69%	1.44%	57.89	9.93	579	325	297	0	325	297	98.74	55.38	60.00	$144,893.13	$29,835.92	$299,765.97
NY	60.01 - 65.00	24	$2,645,160.83	5.31%	1.15%	63.76	11.93	563	308	272	0	308	273	92.05	60.88	65.00	$110,215.03	$10,996.73	$235,000.00
NY	65.01 - 70.00	28	$3,790,909.86	7.61%	1.64%	68.23	10.69	572	317	271	1	317	272	90.72	65.56	70.00	$135,389.64	$12,774.79	$469,806.67
NY	70.01 - 75.00	37	$5,682,593.67	11.41%	2.46%	73.29	10.24	586	301	276	0	301	276	88.81	70.04	75.00	$153,583.61	$10,987.52	$440,000.00
NY	75.01 - 80.00	63	$10,968,876.76	22.03%	4.75%	79.29	8.69	598	347	317	1	348	317	97.61	75.00	80.00	$174,109.15	$9,310.00	$299,552.43
NY	80.01 - 85.00	53	$8,301,063.68	16.67%	3.60%	84.27	9.19	573	344	305	0	344	305	96.47	80.00	85.00	$156,623.84	$11,000.00	$361,095.55
NY	85.01 - 90.00	52	$8,321,855.90	16.71%	3.61%	89.42	9.44	584	337	317	1	338	318	94.76	85.76	90.00	$160,035.69	$9,996.34	$346,500.00
NY	90.01 - 95.00	3	$59,499.83	0.12%	0.03%	90.00	11.40	597	229	229	1	230	230	11.88	90.00	90.00	$19,833.28	$9,958.76	$27,528.11
NY	95.01 - 100.00	12	$625,960.05	1.26%	0.27%	99.95	12.35	662	277	215	1	278	215	19.40	99.62	100.00	$52,163.34	$33,191.48	$66,927.48
			$49,793,785.67	**100.00%**	**21.57%**														
OH	20.01 - 25.00	2	$39,971.04	0.40%	0.02%	23.81	10.32	532	359	239	1	360	240	100.00	23.53	24.10	$19,985.52	$19,976.90	$19,994.14
OH	30.01 - 35.00	5	$137,619.04	1.37%	0.06%	32.73	10.04	600	227	173	1	228	174	100.00	31.25	34.48	$27,523.81	$19,994.14	$42,895.75
OH	35.01 - 40.00	2	$136,500.00	1.36%	0.06%	39.57	13.61	583	280	200	1	281	200	100.00	38.75	40.00	$68,250.00	$46,500.00	$90,000.00
OH	40.01 - 45.00	5	$307,166.21	3.05%	0.13%	42.16	11.11	651	179	160	1	180	161	95.52	40.96	44.69	$61,433.24	$28,000.00	$124,676.75
OH	45.01 - 50.00	7	$299,887.58	2.98%	0.13%	48.45	11.11	602	295	230	1	295	231	89.95	45.45	50.00	$42,841.08	$15,000.00	$64,440.20
OH	50.01 - 55.00	4	$204,500.00	2.03%	0.09%	53.21	13.22	556	302	234	-	302	234	100.00	50.61	55.00	$51,125.00	$26,400.00	$83,500.00
OH	55.01 - 60.00	8	$247,582.39	2.46%	0.11%	58.11	10.83	571	326	274	1	327	275	84.55	55.20	60.00	$30,947.80	$16,992.04	$70,972.33
OH	60.01 - 65.00	15	$861,445.31	8.56%	0.37%	62.99	10.05	592	276	207	1	277	208	97.04	60.04	65.00	$57,429.69	$20,000.00	$196,832.39
OH	65.01 - 70.00	14	$1,147,801.41	11.40%	0.50%	68.54	12.76	556	276	192	1	276	192	85.06	66.41	70.00	$81,985.82	$21,289.08	$226,000.00
OH	70.01 - 75.00	16	$946,652.51	9.40%	0.41%	73.57	12.36	566	276	193	1	277	194	89.23	70.90	75.00	$59,165.78	$9,972.22	$171,750.00
OH	75.01 - 80.00	34	$1,881,392.10	18.69%	0.82%	79.38	10.40	590	294	254	1	295	254	91.72	75.22	80.00	$55,335.06	$13,000.00	$133,600.00
OH	80.01 - 85.00	21	$1,520,699.80	15.11%	0.66%	83.44	10.22	596	334	252	1	334	252	89.78	80.00	85.00	$72,414.28	$26,000.00	$234,739.07
OH	85.01 - 90.00	31	$1,931,878.60	19.19%	0.84%	89.38	10.31	598	331	226	1	332	226	84.36	85.00	90.00	$62,318.66	$9,768.02	$197,731.35
OH	90.01 - 95.00	3	$108,919.87	1.08%	0.05%	91.95	12.53	627	359	179	1	360	180	22.97	90.00	94.76	$36,306.62	$19,985.87	$63,945.00
OH	95.01 - 100.00	10	$294,996.28	2.93%	0.13%	98.22	12.84	643	303	179	1	303	180	17.80	95.04	100.00	$29,499.63	$12,875.26	$54,915.44
			$10,067,012.14	**100.00%**	**4.36%**														
PA	5.01 - 10.00	1	$24,975.86	0.15%	0.01%	8.20	12.34	463	239	239	1	240	240	100.00	8.20	8.20	$24,975.86	$24,975.86	$24,975.86
PA	10.01 - 15.00	1	$29,954.31	0.18%	0.01%	14.08	9.39	671	357	177	3	360	180	100.00	14.08	14.08	$29,954.31	$29,954.31	$29,954.31
PA	20.01 - 25.00	1	$40,000.00	0.24%	0.02%	21.86	11.89		360	240	-	360	240	100.00	21.86	21.86	$40,000.00	$40,000.00	$40,000.00
PA	25.01 - 30.00	1	$28,000.00	0.17%	0.01%	26.67	16.25	611	60	48	-	60	48	100.00	26.67	26.67	$28,000.00	$28,000.00	$28,000.00
PA	30.01 - 35.00	1	$35,500.00	0.21%	0.02%	34.47	8.99	601	360	180	-	360	180	100.00	34.47	34.47	$35,500.00	$35,500.00	$35,500.00
PA	35.01 - 40.00	3	$88,966.52	0.53%	0.04%	38.45	13.16	648	191	128	1	192	129	90.80	35.11	40.00	$29,655.51	$12,987.39	$49,979.13
PA	40.01 - 45.00	7	$320,846.10	1.91%	0.14%	43.14	11.80	605	243	153	0	244	153	83.35	41.04	44.87	$45,835.16	$25,000.00	$84,271.47
PA	45.01 - 50.00	5	$188,100.00	1.12%	0.08%	47.27	10.01	574	147	129	-	147	129	100.00	46.67	48.08	$37,620.00	$25,000.00	$77,000.00
PA	50.01 - 55.00	9	$568,138.11	3.38%	0.25%	53.22	14.02	564	339	217	1	339	218	90.06	50.22	54.35	$63,126.46	$19,954.61	$247,743.51
PA	55.01 - 60.00	13	$691,871.43	4.12%	0.30%	58.17	11.38	574	291	215	1	292	216	86.62	56.04	60.00	$53,220.88	$24,000.00	$109,962.03
PA	60.01 - 65.00	13	$664,901.42	3.96%	0.29%	64.07	11.91	537	282	222	1	282	223	88.91	60.73	65.00	$51,146.26	$20,000.00	$119,899.00
PA	65.01 - 70.00	19	$967,373.63	5.76%	0.42%	67.85	13.02	589	290	188	1	291	188	87.14	65.22	70.00	$50,914.40	$19,899.48	$155,000.00
PA	70.01 - 75.00	18	$1,389,274.52	8.27%	0.60%	73.79	10.28	594	311	277	1	312	277	95.99	70.09	75.00	$77,181.92	$14,687.46	$232,500.00
PA	75.01 - 80.00	45	$2,724,595.58	16.22%	1.18%	79.16	10.34	565	341	251	1	342	252	91.30	75.37	80.00	$60,546.57	$9,995.17	$156,353.37
PA	80.01 - 85.00	47	$2,963,353.60	17.64%	1.28%	84.52	10.36	574	311	255	0	311	256	89.16	80.00	85.00	$63,050.08	$9,993.69	$203,878.68
PA	85.01 - 90.00	60	$5,385,014.89	32.05%	2.33%	89.52	10.25	581	319	258	0	319	258	94.58	85.08	90.00	$89,750.25	$9,300.00	$522,000.00
PA	90.01 - 95.00	3	$278,914.82	1.66%	0.12%	90.23	12.53	558	313	201	2	314	203	61.28	90.00	90.43	$92,971.61	$24,894.90	$147,305.02
PA	95.01 - 100.00	16	$410,070.50	2.44%	0.18%	99.83	12.68	646	280	182	1	281	183	21.23	98.89	100.00	$25,629.41	$12,511.94	$42,485.00
			$16,799,851.29	**100.00%**	**7.28%**														
RI	15.01 - 20.00	1	$27,000.00	0.55%	0.01%	18.62	11.99		360	240	-	360	240	100.00	18.62	18.62	$27,000.00	$27,000.00	$27,000.00

ABFS 2003-1: State by LTV Range

state	LTV Range	Loan Count	Prin Bal	% of State Prin Bal	% of Total Prin Bal	CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA Jr Ratio	Min CLTV	Max CLTV	Avg Bal	Min Bal	Max Bal
RI	20.01 - 25.00	1	$25,000.00	0.51%	0.01%	23.25	11.99	512	240	240	-	240	240	37.08	23.25	23.25	$25,000.00	$25,000.00	$25,000.00
RI	30.01 - 35.00	1	$49,971.91	1.02%	0.02%	33.11	8.87	605	359	239	1	360	240	100.00	33.11	33.11	$49,971.91	$49,971.91	$49,971.91
RI	35.01 - 40.00	2	$137,875.60	2.81%	0.06%	37.98	9.52	617	360	301	-	360	301	86.63	37.15	39.70	$68,937.80	$45,000.00	$92,875.60
RI	40.01 - 45.00	1	$105,000.00	2.14%	0.05%	40.08	8.49	542	240	240	-	240	240	100.00	40.08	40.08	$105,000.00	$105,000.00	$105,000.00
RI	50.01 - 55.00	1	$135,000.00	2.75%	0.06%	51.92	16.25	617	360	180	-	360	180	100.00	51.92	51.92	$135,000.00	$135,000.00	$135,000.00
RI	55.01 - 60.00	1	$24,930.21	0.51%	0.01%	58.23	11.05	672	359	179	1	360	180	19.47	58.23	58.23	$24,930.21	$24,930.21	$24,930.21
RI	60.01 - 65.00	2	$189,000.00	3.85%	0.08%	62.91	10.97	520	306	306	-	306	306	98.72	60.34	65.00	$94,500.00	$85,000.00	$104,000.00
RI	65.01 - 70.00	4	$340,947.72	6.94%	0.15%	67.89	11.26	573	259	245	0	259	245	76.64	67.23	69.78	$85,236.93	$26,000.00	$160,000.00
RI	70.01 - 75.00	5	$654,716.94	13.32%	0.28%	73.26	9.30	537	359	336	1	360	337	100.00	71.19	75.00	$130,943.39	$100,000.00	$194,855.28
RI	75.01 - 80.00	8	$874,301.04	17.79%	0.38%	79.65	8.81	616	325	279	1	326	279	96.76	78.86	80.00	$109,287.63	$34,500.00	$155,865.68
RI	80.01 - 85.00	5	$701,667.38	14.28%	0.30%	84.98	9.25	572	360	295	0	360	296	100.00	84.88	85.00	$140,333.48	$114,623.11	$158,950.00
RI	85.01 - 90.00	12	$1,457,673.23	29.66%	0.63%	89.40	9.84	595	349	308	1	349	309	95.10	85.54	90.00	$121,472.77	$16,500.00	$205,939.73
RI	90.01 - 95.00	1	$29,250.00	0.60%	0.01%	95.00	9.99	640	240	240	-	240	240	15.79	95.00	95.00	$29,250.00	$29,250.00	$29,250.00
RI	95.01 - 100.00	4	$162,491.56	3.31%	0.07%	99.86	12.43	656	271	192	0	271	192	25.49	99.71	100.00	$40,622.89	$28,991.56	$58,000.00
			$4,914,825.59	**100.00%**	**2.13%**														
SC	30.01 - 35.00	1	$44,967.68	1.31%	0.02%	31.03	10.99	470	358	358	2	360	360	100.00	31.03	31.03	$44,967.68	$44,967.68	$44,967.68
SC	45.01 - 50.00	1	$99,065.22	2.89%	0.04%	47.62	10.20	505	359	359	1	360	360	100.00	47.62	47.62	$99,065.22	$99,065.22	$99,065.22
SC	50.01 - 55.00	2	$87,877.47	2.57%	0.04%	54.11	8.83	636	259	229	1	260	230	87.59	52.35	54.48	$43,938.74	$14,994.04	$72,883.43
SC	60.01 - 65.00	2	$96,728.91	2.82%	0.04%	64.93	11.34	532	359	359	1	360	360	100.00	64.81	65.00	$48,364.46	$35,000.00	$61,728.91
SC	65.01 - 70.00	4	$235,153.60	6.87%	0.10%	70.00	11.34	511	359	244	1	360	245	100.00	70.00	70.00	$58,788.40	$40,600.00	$94,500.00
SC	70.01 - 75.00	5	$274,559.68	8.02%	0.12%	72.95	10.02	519	309	293	1	310	294	96.94	70.18	75.00	$54,911.94	$9,958.98	$100,000.00
SC	75.01 - 80.00	15	$952,194.48	27.80%	0.41%	79.70	10.27	551	331	286	1	332	287	99.25	76.25	80.00	$63,479.63	$8,000.00	$112,713.50
SC	80.01 - 85.00	8	$598,212.94	17.47%	0.26%	85.00	10.49	536	332	321	0	333	321	100.00	85.00	85.00	$74,776.62	$44,181.26	$116,450.00
SC	85.01 - 90.00	12	$987,907.40	28.84%	0.43%	89.90	9.98	549	332	332	1	333	333	99.06	87.76	90.00	$82,325.62	$10,600.00	$141,300.00
SC	95.01 - 100.00	2	$48,349.93	1.41%	0.02%	99.72	13.38	616	252	179	1	252	180	12.22	99.53	100.00	$24,174.97	$19,400.00	$28,949.93
			$3,425,017.31	**100.00%**	**1.48%**														
TN	25.01 - 30.00	1	$50,000.00	2.09%	0.02%	28.57	10.40	530	360	360	-	360	360	100.00	28.57	28.57	$50,000.00	$50,000.00	$50,000.00
TN	35.01 - 40.00	1	$25,000.00	1.05%	0.01%	38.11	11.65	526	180	180	-	180	180	100.00	38.11	38.11	$25,000.00	$25,000.00	$25,000.00
TN	45.01 - 50.00	1	$50,000.00	2.09%	0.02%	46.73	10.70	613	120	120	-	120	120	100.00	46.73	46.73	$50,000.00	$50,000.00	$50,000.00
TN	50.01 - 55.00	1	$35,000.00	1.47%	0.02%	52.24	10.69	598	180	180	-	180	180	100.00	52.24	52.24	$35,000.00	$35,000.00	$35,000.00
TN	55.01 - 60.00	2	$119,840.36	5.02%	0.05%	58.86	10.69	503	247	179	1	248	180	100.00	56.96	60.00	$59,920.18	$45,000.00	$74,840.36
TN	65.01 - 70.00	2	$126,807.54	5.31%	0.05%	69.02	10.59	566	197	179	1	198	180	100.00	68.52	69.23	$63,403.77	$37,000.00	$89,807.54
TN	70.01 - 75.00	4	$222,779.10	9.33%	0.10%	74.33	9.35	592	331	300	1	332	301	100.00	71.11	75.00	$55,694.78	$34,500.00	$98,183.94
TN	75.01 - 80.00	4	$273,587.95	11.46%	0.12%	80.00	9.74	592	315	273	0	315	273	100.00	80.00	80.00	$68,396.99	$31,987.95	$101,600.00
TN	80.01 - 85.00	10	$763,661.41	31.98%	0.33%	84.78	10.42	570	315	292	0	315	292	100.00	83.33	85.00	$76,366.14	$51,850.00	$101,947.12
TN	85.01 - 90.00	10	$696,085.78	29.15%	0.30%	89.61	11.45	572	291	246	1	292	247	81.22	85.02	90.00	$69,608.58	$11,425.00	$206,317.07
TN	95.01 - 100.00	1	$25,400.00	1.06%	0.01%	100.00	12.99	707	360	180	-	360	180	20.00	100.00	100.00	$25,400.00	$25,400.00	$25,400.00
			$2,388,162.14	**100.00%**	**1.03%**														
VA	40.01 - 45.00	1	$49,849.58	0.60%	0.02%	40.65	9.59	579	179	179	1	180	180	100.00	40.65	40.65	$49,849.58	$49,849.58	$49,849.58
VA	45.01 - 50.00	2	$154,967.93	1.88%	0.07%	47.88	12.61	520	313	216	1	314	217	89.58	47.06	48.08	$77,483.97	$30,000.00	$124,967.93
VA	50.01 - 55.00	1	$57,500.00	0.70%	0.02%	54.76	11.05	520	120	120	-	120	120	100.00	54.76	54.76	$57,500.00	$57,500.00	$57,500.00
VA	55.01 - 60.00	4	$418,487.57	5.08%	0.18%	57.39	10.63	593	304	207	1	305	207	92.42	55.33	58.51	$104,621.89	$35,620.75	$227,000.00
VA	65.01 - 70.00	6	$905,960.70	10.99%	0.39%	69.30	10.71	537	351	324	1	352	324	94.96	67.55	70.00	$150,993.45	$59,111.84	$230,906.01
VA	70.01 - 75.00	8	$423,960.25	5.15%	0.18%	72.93	10.28	586	220	205	1	221	206	87.03	70.83	74.93	$52,995.03	$6,500.00	$89,142.42
VA	75.01 - 80.00	19	$2,019,628.84	24.51%	0.87%	79.67	10.04	577	350	312	0	351	312	99.18	75.42	80.00	$106,296.25	$17,800.00	$242,400.00
VA	80.01 - 85.00	14	$1,485,356.63	18.03%	0.64%	84.66	10.24	562	336	281	1	336	281	96.18	80.43	85.00	$106,096.90	$33,000.00	$299,867.00
VA	85.01 - 90.00	27	$2,605,520.90	31.62%	1.13%	89.62	10.46	557	324	269	1	324	269	90.61	86.43	90.00	$96,500.77	$23,800.00	$264,600.00
VA	90.01 - 95.00	2	$65,209.27	0.79%	0.03%	90.00	12.95	570	359	214	1	360	215	14.33	90.00	90.00	$32,604.64	$27,217.98	$37,991.29
VA	95.01 - 100.00	3	$53,394.74	0.65%	0.02%	100.00	12.05	645	267	193	0	268	193	16.62	100.00	100.00	$17,798.25	$11,968.74	$22,000.00
			$8,239,836.41	**100.00%**	**3.57%**														
WI	30.01 - 35.00	1	$11,177.37	0.45%	0.00%	33.04	11.90	513	179	179	1	180	180	31.05	33.04	33.04	$11,177.37	$11,177.37	$11,177.37
WI	65.01 - 70.00	5	$333,074.79	13.43%	0.14%	68.89	12.61	616	313	249	1	314	250	94.17	66.10	70.00	$66,614.96	$25,000.00	$119,000.00
WI	70.01 - 75.00	4	$272,270.84	10.98%	0.12%	72.76	11.71	550	293	293	1	294	294	87.53	71.54	75.00	$68,067.71	$31,343.70	$92,955.12
WI	75.01 - 80.00	6	$417,103.00	16.82%	0.18%	79.26	10.11	551	359	339	1	360	339	100.00	77.04	80.00	$69,517.17	$31,986.43	$104,000.00
WI	80.01 - 85.00	5	$551,533.20	22.24%	0.24%	84.99	10.79	540	360	360	0	360	360	100.00	84.95	85.00	$110,306.64	$76,500.00	$146,200.00
WI	85.01 - 90.00	9	$868,952.21	35.04%	0.38%	89.94	9.66	571	354	301	0	354	301	92.08	87.86	90.00	$96,550.25	$12,000.00	$292,500.00
WI	95.01 - 100.00	1	$26,106.68	1.05%	0.01%	100.00	13.50	691	238	238	2	240	240	32.25	100.00	100.00	$26,106.68	$26,106.68	$26,106.68
			$2,480,218.09	**100.00%**	**1.07%**														

ABFS 2003-1: State by LTV Range

state	LTV_Range	Loan_Count	Prin_Bal	% of State Prin Bal	% of Total Prin Bal		CLTV	WAC	WAFICO	AWAM	SWAM	Age	OAT	OST	WA_Jr_Ratio	Min_CLTV	Max_CLTV	Avg_Bal	Min_Bal	Max_Bal
WV	45.01 - 50.00	2	$55,949.79	6.25%	0.02%		46.68	10.78	523	360	233	0	360	234	100.00	45.93	47.62	$27,974.90	$24,949.79	$31,000.00
WV	50.01 - 55.00	1	$29,700.00	3.32%	0.01%		55.00	10.75	549	360	300	-	360	300	100.00	55.00	55.00	$29,700.00	$29,700.00	$29,700.00
WV	55.01 - 60.00	1	$26,400.00	2.95%	0.01%		60.00	10.99	508	360	300	-	360	300	100.00	60.00	60.00	$26,400.00	$26,400.00	$26,400.00
WV	60.01 - 65.00	1	$27,000.00	3.02%	0.01%		64.29	10.25	559	360	300	-	360	300	100.00	64.29	64.29	$27,000.00	$27,000.00	$27,000.00
WV	65.01 - 70.00	3	$178,500.00	19.95%	0.08%		69.22	10.17	567	360	300	-	360	300	100.00	65.96	70.00	$59,500.00	$31,000.00	$115,500.00
WV	70.01 - 75.00	3	$177,656.22	19.86%	0.08%		75.00	10.24	521	359	299	1	360	300	100.00	75.00	75.00	$59,218.74	$35,985.69	$89,170.53
WV	75.01 - 80.00	3	$121,264.78	13.56%	0.05%		79.78	10.99	536	292	262	1	292	263	93.31	78.06	80.00	$40,421.59	$13,722.47	$59,600.00
WV	80.01 - 85.00	2	$136,000.00	15.20%	0.06%		85.00	9.82	560	360	360	-	360	360	100.00	85.00	85.00	$68,000.00	$67,150.00	$68,850.00
WV	85.01 - 90.00	1	$142,083.21	15.88%	0.06%		90.00	6.99	683	359	359	1	360	360	100.00	90.00	90.00	$142,083.21	$142,083.21	$142,083.21
			$894,554.00	**100.00%**	**0.39%**															

Grand Total	**$230,818,046.85**	**100.00%**

	Settle	3/27/03	
	Curve	2/24/03	
	Prepay	23.00% HEP	23.00% HEP
		TRANCHES 3:IO	TRANCHES 3:IO
Period	Date	BALANCE	INTEREST
0	3/15/03	105,000,000.00	0.00
1	4/15/03	105,000,000.00	350,000.00
2	5/15/03	105,000,000.00	350,000.00
3	6/15/03	104,500,000.00	350,000.00
4	7/15/03	104,500,000.00	348,333.33
5	8/15/03	104,500,000.00	348,333.33
6	9/15/03	99,650,000.00	348,333.33
7	10/15/03	99,650,000.00	332,166.67
8	11/15/03	99,650,000.00	332,166.67
9	12/15/03	94,200,000.00	332,166.67
10	1/15/04	94,200,000.00	314,000.00
11	2/15/04	94,200,000.00	314,000.00
12	3/15/04	87,750,000.00	314,000.00
13	4/15/04	87,750,000.00	292,500.00
14	5/15/04	87,750,000.00	292,500.00
15	6/15/04	82,100,000.00	292,500.00
16	7/15/04	82,100,000.00	273,666.67
17	8/15/04	82,100,000.00	273,666.67
18	9/15/04	81,200,000.00	273,666.67
19	10/15/04	81,200,000.00	270,666.67
20	11/15/04	81,200,000.00	270,666.67
21	12/15/04	64,300,000.00	270,666.67
22	1/15/05	64,300,000.00	214,333.33
23	2/15/05	64,300,000.00	214,333.33
24	3/15/05	51,000,000.00	214,333.33
25	4/15/05	51,000,000.00	170,000.00
26	5/15/05	51,000,000.00	170,000.00
27	6/15/05	43,500,000.00	170,000.00
28	7/15/05	43,500,000.00	145,000.00
29	8/15/05	43,500,000.00	145,000.00
30	9/15/05	0.00	145,000.00